SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Index

Company Information

Capital

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2015 to 06/30/2015

01/01/2014 to 06/30/2014

Statements of Added Value

Consolidated Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2015 to 06/30/2015

01/01/2014 to 06/30/2014

Statements of Added Value

Earnings release

Notes to quarterly information

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

Fiscal's Council Opinion or Equivalent Board

Directors’ Statement on the Financial Statements

Director’s Statement on the Auditor’s Report on Special Review

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Inicial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Contry of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Categoria A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Inicial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 30 Month: 06
Activity:	Telecommunication
Activity description:
Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information - Capital

Number of Shares	Current Quarter
(units)	06/30/2015
Paid up Capital
Common	2,421,032,479
Preferred	-
Total	2,421,032,479
Treasury Stock
Common	795,889
Preferred	-
Total	795,889

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
Annual and Extraorinary General Meeting ("AGOE")	04/14/2015	Dividends	06/16/2015	Ordinary	-	0,15175

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	06/30/2015	12/31/2014
1	Total Assets	16,670,167	15,787,526
1.01	Current Assets	95,548	463,010
1.01.01	Cash and Cash Equivalents	61,936	43,455
1.01.03	Trade Accounts Receivable	329	329
1.01.03.02	Other Accounts Receivable	329	329
1.01.06	Taxes and Contributions Recoverable	21,142	20,648
1.01.06.01	Current Taxes and Contributions Recoverable	21,142	20,648
1.01.08	Other Current Assets	12,141	398,578
1.01.08.03	Other Assets	12,141	398,578
1.01.08.03.01	Dividends and interests on own capital receivable	0	385,835
1.01.08.03.03	Other Assets	12,141	12,743
1.02	Non-Current Assets	16,574,619	15,324,516
1.02.01	Long-Term Assets	67,735	65,729
1.02.01.01	Financial assets at fair value through profit or loss	111	98
1.02.01.01.02	Available for Sale	111	98
1.02.01.09	Other Non-Current Assets	67,624	65,631
1.02.01.09.05	Escrow Deposits	67,624	65,631
1.02.02	Investments	16,349,328	15,101,231
1.02.02.01	Investments on Subsidiaries	16,349,328	15,101,231
1.02.02.01.02	Subsidiaries	16,349,328	15,101,231
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet – Liabilities and Shareholders’ Equity (in thousands of Reais)

Account Code	Account Description	06/30/2015	12/31/2014
2	Total Liabilities	16,670,167	15,787,526
2.01	Current Liabilities	73,475	432,125
2.01.01	Social and Labor Obligations	1,517	2,119
2.01.01.02	Labor Obligations	1,517	2,119
2.01.02	Suppliers - Trade Payable	3,544	1,218
2.01.02.01	Domestic Suppliers	3,270	1,218
2.01.02.02	Foreign suppliers	274	-
2.01.03	Taxes, rates and contributions	246	239
2.01.03.01	Federal Obligations	148	204
2.01.03.01.02	Other Fiscal Taxes	148	204
2.01.03.03	Municipal Obligations	98	35
2.01.03.03.01	ISS payable	98	35
2.01.05	Other Obligations	68,168	428,549
2.01.05.02	Others	68,168	428,549
2.01.05.02.01	Dividends payable	60,597	421,002
2.01.05.02.04	Other Current Liabilities	7,571	7,547
2.02	Non-Current Liabilities	33,461	33,367
2.02.02	Long-Term Liabilities	29,763	29,764
2.02.02.02	Others	29,763	29,764
2.02.02.02.03	Other Liabilities	29,763	29,764
2.02.04	Provisions	3,698	3,603
2.02.04.01	Tax, Labor and Civil Provisions	3,698	3,603
2.02.04.01.01	Fiscal Provisions	-	-
2.02.04.01.02	Civil and Labor Provisions	3,698	3,103
2.02.04.01.05	Regulatory Provisions	-	500
2.03	Shareholders' Equity	16,563,231	15,322,034
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,343,203	1,341,101
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	18,474	16,372
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.02.07	Reserve for Tax Benefits	947,538	947,538
2.03.04	Revenue Reserves	4,112,332	4,112,332
2.03.04.01	Legal Reserve	515,956	515,956
2.03.04.10	Reserve for expansion	3,596,376	3,596,376
2.03.05	Retained earnings	1,239,095	-
2.03.08	Other comprehensive income	2,303	2,303

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2015 to 06/30/2015	Year-to-date - current year 01/01/2015 to 06/30/2015	Quarter - prior year 04/01/2014 to 06/30/2014	Year-to-date - prior year 01/01/2014 to 06/30/2014
3.04	Operating Revenues (Expenses)	924,981	1,236,414	365,083	736,794
3.04.02	General and Administrative	(6,161)	(10,264)	(7,915)	(13,560)
3.04.05	Other Operating Expenses	763	416	(11)	(16)
3.04.06	Equity Pick Up	930,379	1,246,262	373,009	750,370
3.05	Operating Income	924,981	1,236,414	365,083	736,794
3.06	Financial	1,413	2,681	531	952
3.06.01	Financial Revenues	1,622	3,053	2,643	3,198
3.06.02	Financial Expenses	(209)	(372)	(2,112)	(2,246)
3.07	Income Before Taxes	926,394	1,239,095	365,614	737,746
3.08	Income Tax and Social Contribution	-	-	-	-
3.08.01	Current	-	-	-	-
3.09	Profit for the Period on continued operations	926,394	1,239,095	365,614	737,746
3.11	Profit for the Period	926,394	1,239,095	365,614	737,746
3.99	Earnings per share (R$/share)	-	-	-	-
3.99.01	Earnings per share basic	-	-	-	-
3.99.01.01	ON	0.38277	0.51197	0.15128	0.30525
3.99.02	Earnings per share diluted	-	-	-	-
3.99.02.01	ON	0.38276	0.51189	0.15116	0.30501

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2015 to 06/30/2015	Year-to-date - current year 01/01/2015 to 06/30/2015	Quarter – prior year 04/01/2014 to 06/30/2014	Year-to-date - prior year 01/01/2014 to 06/30/2014
4.01	Profit for the period	926,394	1,239,095	365,614	737,746
4.02	Other comprehensive income	-	-	-	-
4.03	Comprehensive Income for the period	926,394	1,239,095	365,614	737,746

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2014 to 06/30/2014
6.01	Net cash and cash equivalents generated by operating activities	378,899	414,841
6.01.01	Cash and cash equivalents generated by operating activities	(6,940)	(12,352)
6.01.01.01	Earning before income tax (EBIT)	1,239,095	737,746
6.01.01.02	Equity Pick Up	(1,246,262)	(750,370)
6.01.01.04	Provision for legal and administrative proceedings	294	2
6.01.01.05	Monetary fluctuation on escrow deposits and provision for legal and administrative proceedings	(334)	(195)
6.01.01.06	Monetary fluctuation on dividends	-	(91)
6.01.01.07	Stock options	267	556
6.01.02	Variations in assets and liabilities	385,839	427,193
6.01.02.01	Taxes and contributions recoverable	(494)	518
6.01.02.02	Dividends received	385,835	431,650
6.01.02.03	Escrow deposits	(1,518)	(7,878)
6.01.02.04	Other assets	602	(1,157)
6.01.02.05	Labor obligations	(602)	300
6.01.02.06	Suppliers	2,326	3,765
6.01.02.07	Taxes and contributions	7	(2)
6.01.02.08	Payment of legal and administrative proceedings	(341)	(9)
6.01.02.09	Other current and non-current liabilites	24	6
6.02	Net cash and cash equivalents generated (used) by investment activities	(13)	8
6.02.02	Financial assets valued through profit or loss	(13)	8
6.03	Net cash and cash equivalents used by financing activities	(360,405)	(413,697)
6.03.01	Dividends paid	(360,405)	(413,697)
6.05	Increase on cash and cash equivalents	18,481	1,152
6.05.01	Beginning cash and cash equivalents balance	43,455	19,112
6.05.02	Ending cash and cash equivalents balance	61,936	20,264

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 06/30/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.03	Adjusted Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.04	Shareholder´s Transactions	-	2,102	-	-	-	2,102
5.04.03	Stock option	-	2,102	-	-	-	2,102
5.04.06	Dividends	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	1,239,095	-	1,239,095
5.05.01	Profit for the Period	-	-	-	1,239,095	-	1,239,095
5.06	Internal changes in shareholders´ equity	-	-	-	-	-	-
5.06.01	Reserves constitution	-	-	-	-	-	-
5.07	Ending balance	9,866,298	1,343,203	4,112,332	1,239,095	2,303	16,563,231

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 06/30/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.03	Ajusted Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.04	Shareholder´s Transactions	-	3,178	(485,722)	-	-	(482,544)
5.04.03	Stock option	-	3,178	-	-	-	3,178
5.04.06	Dividends	-	-	(485,722)	-	-	(485,722)
5.05	Total Comprehensive Income	-	-	-	737,746	-	737,746
5.05.01	Profit for the Period	-	-	-	737,746	-	737,746
5.06	Internal changes in shareholders´equity	-	881	(881)	-	-	-
5.06.04	Fiscal benefit reserve constitution	-	881	(881)	-	-	-
5.07	Ending balance	9,839,770	1,218,330	3,051,983	737,746	2,013	14,849,842

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2014 to 06/30/2014
7.02	Raw Material Acquired from Third Parties	(3,244)	(7,570)
7.02.02	Material, Energy, Services and Others	(3,244)	(7,570)
7.03	Gross Added Value	(3,244)	(7,570)
7.05	Net Added Value Produced	(3,244)	(7,570)
7.06	Added Value Received from Transfers	1,249,315	753,568
7.06.01	Equity Pick Up	1,246,262	750,370
7.06.02	Financial Revenues	3,053	3,198
7.07	Total Added Value to Share	1,246,071	745,998
7.08	Sharing Added Value	1,246,071	745,998
7.08.01	Labor	5,006	4,811
7.08.01.01	Cost of Working	4,392	4,206
7.08.01.02	Benefits	492	519
7.08.01.03	F.G.T.S	99	86
7.08.01.04	Others	23	-
7.08.02	Taxes, Fees and Contributions	1,512	1,107
7.08.02.01	Federal	1,498	1,092
7.08.02.02	State	-	-
7.08.02.03	Municipal	14	15
7.08.03	Earnings - Borrowed Capital	458	2,334
7.08.03.01	Interest	353	2,237
7.08.03.02	Rentals	105	97
7.08.04	Earnings - Owned Capital	1,239,095	737,746
7.08.04.03	Retained Earnings	1,239,095	737,746

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	06/30/2015	12/31/2014
1	Total assets	33,596,262	32,695,111
1.01	Current Assets	10,897,865	11,174,415
1.01.01	Cash and Cash Equivalents	4,842,123	5,232,992
1.01.03	Accounts Receivable	3,146,115	3,537,417
1.01.03.01	Clients	3,146,115	3,537,417
1.01.04	Inventories	327,609	264,033
1.01.06	Taxes and Contributions Recoverable	1,620,896	1,642,625
1.01.06.01	Current Taxes and Contributions Recoverable	1,620,896	1,642,625
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	1,202,048	1,285,143
1.01.06.01.02	Direct Taxes and Contributions Recoverable	418,848	357,482
1.01.07	Prepaid Expenses	670,782	266,264
1.01.08	Other Current Assets	290,340	231,084
1.01.08.03	Others	290,340	231,084
1.01.08.03.01	Operations with derivatives	113,884	47,541
1.01.08.03.02	Other assets	174,664	182,018
1.01.08.03.03	Financial leasing	1,792	1,525
1.02	Non-Current Assets	22,698,397	21,520,696
1.02.01	Long-Term Assets	3,240,915	3,283,133
1.02.01.01	Financial assets at fair value through profit or loss	45,339	41,149
1.02.01.01.01	Available for Sale	45,339	41,149
1.02.01.03	Accounts Receivable	27,561	29,886
1.02.01.03.01	Clients	27,561	29,886
1.02.01.06	Deferred Taxes	720,289	889,064
1.02.01.06.01	Deferred Income Tax and Social Contribution	720,289	889,064
1.02.01.07	Prepaid Expenses	59,369	70,587
1.02.01.09	Other Non-Current Assets	2,388,357	2,252,447
1.02.01.09.03	Operations with derivatives	472,286	463,157
1.02.01.09.04	Other Non-Current Assets	12,009	11,926
1.02.01.09.05	Escrow Deposits	1,028,339	986,017
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	655,897	574,490
1.02.01.09.07	Direct Taxes and Contributions Recoverable	23,998	23,346
1.02.01.09.08	Financial leasing	195,828	193,511
1.02.03	Property, Plant and Equipment	9,675,429	8,914,929
1.02.03.01	Property, Plant and Equipment in Operation	9,205,205	8,243,084
1.02.03.03	Construction work in progress	470,224	671,845
1.02.04	Intangible	9,782,053	9,322,634
1.02.04.01	Intangibles	8,254,834	7,795,415
1.02.04.01.02	Software rights	3,267,219	3,025,260
1.02.04.01.03	Authorizations	1,346,454	1,463,353
1.02.04.01.04	Other Intangibles	3,641,161	3,306,802
1.02.04.02	Goodwill	1,527,219	1,527,219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet – Liabilities and Shareholders´ Equity (in thousands of Reais)

Account Code	Account Description	06/30/2015	12/31/2014
2	Total liabilities	33,596,262	32,695,111
2.01	Current Liabilities	7,304,588	9,123,256
2.01.01	Social and Labor Obligations	233,938	208,629
2.01.01.02	Labor Obligations	233,938	208,629
2.01.02	Suppliers - Trade Payable	3,975,840	5,402,204
2.01.02.01	Domestic Suppliers	3,878,092	5,295,382
2.01.02.02	Foreign suppliers	97,748	106,822
2.01.03	Taxes, rates and contributions	813,262	808,207
2.01.03.01	Federal Obligations	338,114	207,586
2.01.03.01.01	Income Tax and Social Contribution Payable	233,086	74,891
2.01.03.01.02	Other Taxes	105,028	132,695
2.01.03.02	State Obligations	428,232	561,845
2.01.03.02.01	ICMS	428,232	561,845
2.01.03.03	Municipal Obligations	46,916	38,776
2.01.03.03.01	ISS	46,916	38,776
2.01.04	Loans and Financing	1,254,951	1,281,554
2.01.04.01	Loans and Financing	1,254,951	1,281,554
2.01.04.01.01	Domestic Currency	886,429	966,039
2.01.04.01.02	Foreign Currency	368,522	315,515
2.01.05	Other Obligations	1,026,597	1,422,662
2.01.05.02	Others	1,026,597	1,422,662
2.01.05.02.01	Dividends payable	60,597	421,002
2.01.05.02.04	Operations with derivatives	50,226	67,044
2.01.05.02.05	Authorizations Payable	434,671	493,169
2.01.05.02.06	Deferred revenues	440,566	427,862
2.01.05.02.07	Financial leasing	18,000	3,642
2.01.05.02.08	Other liabilities	22,537	9,943
2.02	Non-Current Liabilities	9,728,443	8,249,821
2.02.01	Loans and Financing	5,539,029	5,472,865
2.02.01.01	Loans and Financing	5,539,029	5,472,865
2.02.01.01.01	Domestic Currency	3,190,932	3,374,733
2.02.01.01.02	Foreign Currency	2,348,097	2,098,132
2.02.02	Other Obligations	3,110,475	1,602,354
2.02.02.02	Others	3,110,475	1,602,354
2.02.02.02.03	Operations with derivatives	38,943	-
2.02.02.02.04	Indirect Taxes and Contributions Payable	98	94
2.02.02.02.05	Direct Taxes and Contributions Payable	235,421	229,027
2.02.02.02.06	Authorizations Payable	616,620	879,012
2.02.02.02.07	Other liabilities	30,595	30,609
2.02.02.02.08	Financial leasing	1,307,261	326,027
2.02.02.02.09	Deferred revenues	881,537	137,585
2.02.03	Deferred Taxes	567,860	481,173
2.02.03.01	Deferred Income Tax and Social Contribution	567,860	481,173
2.02.04	Provisions	511,079	693,429
2.02.04.01	Tax, Labor and Civil Provisions	412,321	407,154
2.02.04.01.01	Tax Provisions	207,658	194,845
2.02.04.01.02	Labor Provisions	66,357	62,947
2.02.04.01.03	Benefits Provisions	643	645
2.02.04.01.04	Civil Provisions	106,553	103,303
2.02.04.01.05	Regulatory Provisions	31,110	45,414
2.02.04.02	Other Provisions	98,758	286,275
2.02.04.02.03	Asset Retirement Obligation	98,758	286,275
2.03	Shareholders' Equity	16,563,231	15,322,034
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,343,203	1,341,101
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	18,474	16,372
2.03.02.05	Treasury stock	(3,369)	(3,369)
2.03.02.07	Tax benefit reserve	947,538	947,538
2.03.04	Revenue Reserves	4,112,332	4,112,332
2.03.04.01	Legal Reserve	515,956	515,956
2.03.04.10	Reserve for expansion	3,596,376	3,596,376
2.03.05	Retained earnings	1,239,095	-
2.03.08	Other Comprehensive Income	2,303	2,303

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2015 to 06/30/2015	Year-to-date - current year 01/01/2015 to 06/30/2015	Quarter – prior year 04/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2014 to 06/30/2014
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,353,037	8,899,749	4,774,733	9,476,957
3.02	Cost of Goods Sold and/or Services Rendered	(2,223,461)	(4,538,314)	(2,426,928)	(4,856,702)
3.03	Gross Income	2,129,576	4,361,435	2,347,805	4,620,255
3.04	Operating Revenues (Expenses)	(772,707)	(2,476,365)	(1,773,982)	(3,459,457)
3.04.01	Sales	(1,236,726)	(2,480,056)	(1,291,568)	(2,536,641)
3.04.02	General and Administrative	(273,493)	(551,620)	(287,358)	(538,655)
3.04.04	Other Operating Revenues	946,175	966,255	13,539	22,994
3.04.05	Other Operating Expenses	(208,663)	(410,944)	(208,595)	(407,155)
3.04.05.01	Authorizations' Amortization	(91,729)	(175,734)	(100,882)	(179,292)
3.04.05.02	Other Operating Expenses	(116,934)	(235,210)	(107,713)	(227,863)
3.05	Operating Income	1,356,869	1,885,070	573,823	1,160,798
3.06	Financial	(38,229)	(115,967)	(72,705)	(108,540)
3.06.01	Financial Revenues	159,748	851,110	287,542	445,823
3.06.02	Financial Expenses	(197,977)	(967,077)	(360,247)	(554,363)
3.07	Income Before Taxes	1,318,640	1,769,103	501,118	1,052,258
3.08	Income Tax and Social Contribution	(392,246)	(530,008)	(135,504)	(314,512)
3.08.01	Current	(237,184)	(274,547)	(82,805)	(214,631)
3.08.02	Deferred	(155,062)	(255,461)	(52,699)	(99,881)
3.09	Profit for the Period on continued operations	926,394	1,239,095	365,614	737,746
3.11	Consolidated Profit for the Period	926,394	1,239,095	365,614	737,746
3.11.01	Atributted to shareholders	926,394	1,239,095	365,614	737,746
3.99.01.01	Earnings per share basic	0.3828	0.5120	0.1513	0.3053
3.99.02.01	Earnings per share diluted	0.3828	0.5119	0.1512	0.3050

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2015 to 06/30/2015	Year-to-date - current year 01/01/2015 to 06/30/2015	Quarter – prior year 04/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2014 to 06/30/2014
4.01	Profit for the period	926,394	1,239,095	365,614	737,746
4.03	Comprehensive income for the period	926,394	1,239,095	365,614	737,746
4.03.01	Atributted to shareholder's	926,394	1,239,095	365,614	737,746

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2014 to 06/30/2014
6.01	Net cash and cash equivalents generated by operating activities	535,029	664,265
6.01.01	Cash and cash equivalents generated by operating activities	3,138,655	3,148,085
6.01.01.01	Earnings before income tax (EBIT)	1,769,104	1,052,258
6.01.01.02	Depreciation and amortization	1,643,891	1,487,386
6.01.01.03	Gain on sale of fixed assets disposed - Towers	(917,548)	-
6.01.01.04	Monetary variation on ARO provision	2,725	2,644
6.01.01.05	Provision for legal and administrative proceedings	152,283	118,586
6.01.01.06	Monetary fluctuation on escrow deposits and provision for legal and administrative proceedings	11,034	29,066
6.01.01.07	Interest and monetary and exchange variation on loans and other financial adjustments	324,501	294,354
6.01.01.08	Monetary fluctuation on dividends	-	2,064
6.01.01.09	Gain/(loss) disposal of fixed assets	1,463	4,057
6.01.01.10	Allowance for doubtful accounts	116,064	153,256
6.01.01.11	Stock options	2,103	3,179
6.01.01.12	Interests on leasing asset	(11,803)	(20,571)
6.01.01.13	Interests on leasing liability	44,838	21,806
6.01.02	Variations in assets and liabilities	(2,603,626)	(2,483,820)
6.01.02.01	Trade Accounts receivable	314,959	(241,903)
6.01.02.02	Taxes and contributions recoverable	(59,913)	(261,003)
6.01.02.03	Inventories	(63,575)	(69,033)
6.01.02.04	Prepaid expenses	(393,300)	(446,130)
6.01.02.05	Escrow deposits	(19,683)	(113,831)
6.01.02.06	Other current and non-current assets	11,539	(28,443)
6.01.02.07	Labor obligations	25,309	30,767
6.01.02.08	Suppliers	(1,526,933)	(1,091,876)
6.01.02.09	Taxes, fees and contributions payable	(279,135)	(194,305)
6.01.02.10	Payment of legal and administrative proceedings	(180,787)	(116,101)
6.01.02.11	Authorizations payable	(338,796)	31,747
6.01.02.12	Deferred revenues	(51,929)	44,496
6.01.02.13	Other current and non-current liabilities	(41,382)	(28,205)
6.02	Net cash and cash equivalents used by investing activities	(215,227)	(1,665,564)
6.02.01	Financial assets valued through profit or loss	(4,190)	(11,626)
6.02.02	Additions to property plant and equipment and intangibles	(2,071,602)	(1,647,837)
6.02.03	ARO obligation	(36,712)	(6,101)
6.02.04	Cash received on fixed assets solds	1,897,277	-
6.03	Net cash and cash equivalents generated (used) by financing activities	(710,671)	1,038,311
6.03.01	New loans	-	1,925,191
6.03.02	Loans amortization	(608,164)	(390,145)
6.03.03	Dividends paid	(360,405)	(413,697)
6.03.04	Operations with derivatives	274,467	(61,432)
6.03.05	Payment of leasing liabilities	(25,788)	(21,606)
6.03.06	Receipts of leasing assets	9,219	-
6.05	Increase (decrease) on cash and cash equivalents	(390,869)	37,012
6.05.01	Beginning cash and cash equivalents balance	5,232,992	5,287,642
6.05.02	Ending cash and cash equivalents balance	4,842,123	5,324,654

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 06/30/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034	-	15,322,034
5.03	Prior year adjusted	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034	-	15,322,034
5.04	Shareholder´s Transactions	-	2,102	-	-	-	2,102	-	2,102
5.04.03	Options granted	-	2,102	-	-	-	2,102	-	2,102
5.05	Comprehensive income statement	-	-	-	1,239,095	-	1,239,095	-	1,239,095
5.05.01	Net income for the period	-	-	-	1,239,095	-	1,239,095	-	1,239,095
5.07	Ending balance	9,866,298	1,343,203	4,112,332	1,239,095	2,303	16,563,231	-	16,563,231

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 06/30/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.03	Prior year adjusted	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.04	Shareholder´s Transactions	-	3,178	(485,722)	-	-	(482,544)	-	(482,544)
5.04.03	Options granted	-	3,178	-	-	-	3,178	-	3,178
5.04.06	Dividends	-	-	(485,722)	-	-	(485,722)	-	(485,722)
5.05	Comprehensive income statement	-	-	-	737,746	-	737,746	-	737,746
5.05.01	Net income for the period	-	-	-	737,746	-	737,746	-	737,746
5.06	Internal changes in shareholders´equity	-	881	(881)	-	-	-	-	-
5.06.04	Fiscal benefit reserve constitution	-	881	(881)	-	-	-	-	-
5.07	Ending balance	9,839,770	1,218,330	3,051,983	737,746	2,013	14,849,842	-	14,849,842

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Added Value (in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2014 to 06/30/2014
7.01	Revenues	12,025,482	12,615,959
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	12,141,546	12,769,215
7.01.04	Allowance for doubtful accounts	(116,064)	(153,256)
7.02	Raw Material Acquired from Third Parties	(3,819,098)	(5,297,639)
7.02.01	Cost of Goods Sold and/or Services Rendered	(2,996,667)	(3,464,909)
7.02.02	Material, Energy, Services and Others	(822,431)	(1,832,730)
7.03	Gross Added Value	8,206,384	7,318,320
7.04	Retentions	(1,643,891)	(1,487,386)
7.04.01	Depreciation and Amortization	(1,643,891)	(1,487,386)
7.05	Net Added Value Produced	6,562,493	5,830,934
7.06	Added Value Received from Transfers	851,111	445,822
7.06.02	Financial Revenues	851,111	445,822
7.07	Total Added Value to Share	7,413,604	6,276,756
7.08	Sharing Added Value	7,413,604	6,276,756
7.08.01	Labor	419,996	371,855
7.08.01.01	Cost of Working	298,405	265,342
7.08.01.02	Benefits	85,955	74,794
7.08.01.03	F.G.T.S.	28,149	24,923
7.08.01.04	Others	7,487	6,796
7.08.02	Taxes, Fees and Contributions	4,479,897	4,334,979
7.08.02.01	Federal	1,765,551	1,612,023
7.08.02.02	State	2,703,460	2,713,986
7.08.02.03	Municipal	10,886	8,970
7.08.03	Earnings - Borrowed Capital	1,274,616	832,176
7.08.03.01	Interest	965,429	552,234
7.08.03.02	Rentals	309,187	279,942
7.08.04	Earnings - Owned Capital	1,239,095	737,746
7.08.04.03	Retained Earnings	1,239,095	737,746

EARNINGS RELEASE

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Second Quarter of 2015

Operational Highlights

•

Postpaid at strong pace of +11% YoY in 2Q15, and reaching 18% of our customer base. In the first half, we added more than 1 mln users;

•

4G clients reached 3.8 mln users (+3.9x YoY)

•

Penetration of smartphones over total base reached ~60%, driven by smartphone sales mix of 93%, in 2Q15;

•

Innovative ARPU grew 42% YoY in 2Q15, faster than data user base (+7% YoY);

•

Infrastructure remais a top priority, investments amounted R$1.2 bln in 2Q15;

•

Live TIM reached 166k users in 2Q15, leading Ultra BB net addition with 34% share;

Financial Highlights

•

Innovative Mobile Services (data net revenues ex-SMS) continue their strong pace with +44% YoY. In 1H15, growth stood at 45% YoY;

•

Fixed net revenues accelerating to +15% YoY in 2Q15, bringing first half pace to ~14% YoY;

•

Costs control initiatives in play: organic opex decreased 11% YoY in the quarter and 8% in 1H15;

•

Organic EBITDA margin continues to expand on a yearly basis, reaching 29.2% in 2Q15. EBITDA service margin (excluding the handset business) reached 35.4% in 2Q15.

Conference Call in English:

Conference Call in Portugueses:

Aug 5th, 2015, at:

Aug 5th, 2015, at:

11:00 AM Brasília time

09:00 Brasília time

10:00 AM US EST

08:00 AM US EST

Tel.: +1 888 700-0802 (USA)

Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

       +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

Code: TIM

       +1 786 924-6977 (other countries)

Code: TIM

MESSAGE FROM CEO

Dear Shareholders, Analysts and Stakeholders,

During the second quarter of 2015 we could continue to observe what we had highlighted at the beginning of the year, which is a tough macroeconomic environment, with a scenario of high inflation and contraction of the economy, which is expected to present negative growth during the year, reverting the projections of moderate growth developed at the end of 2014.

We had also highlighted in our first quarter message the significant transformation of the mobile industry towards a data world, and during this second quarter not only this trend continued, but was greatly accelerated by the effects of the macroeconomic scenario on consumer confidence, leading to a faster decline of voice revenues and a sharper transition to data usage than previously forecasted, as customers maximize usage of data services as a way to optimize overall spending.

This trend of faster voice substitution by data, while expected, comes at a pace which if on one had confirms our strategy of becoming a data centric company - with the corresponding investments in infrastructure and data offer innovation - on the other hand also accelerates the speed at which voice revenues are impacted in the short term, in particular on the prepaid segment, where spending optimization leads to a reduction in voice usage and revenues and the start of a trend of consolidation in multiple SIM cards, potentially anticipating the effects of a reduction of the community effect. We could observe the confirmation of this trend by the industry wide reduction of MOUs (Minutes of Use) and voice revenues for all players, and by the reduction of the overall prepaid customer base in the country in the last month of Q2.

While those short term trends are significant and could prove challenging especially to the Revenue and EBITDA growth in the next few quarters, we firmly believe that our long term industrial strategy remains absolutely solid: sustaining an accelerated investment plan for building a very robust data strategy centered on 4G, continuing to innovate on innovative data centric service offerings and preparing to deliver a unique and differentiated customer experience as a hallmark of TIM’s evolution towards a data centric industry future.

In the middle of this scenario, TIM delivered in the second quarter a solid set of results in its most strategic KPIs for the future, including a very solid pace on data services, which grew 44% YoY in Q2, boosted by an increase in smartphone penetration, data ARPU and 4G users. This performance was also helped by the continuation of the solid growth of our postpaid base, which has been growing above the market average during 2015, and reached 11% YoY growth in Q2. Another positive indicator was the return of the strong growth of our fixed operations, which presented a +15.1% YoY growth in Revenues in Q2.

Even though overall revenue growth has been impacted by a sharp reduction of device sales as we approach a scenario in which smartphone penetration grows at a more moderate pace, and mobile service revenues and EBITDA have been still impacted by the reduction of the MTR (mobile termination rates), during the second quarter the company was able to continue improving overall EBITDA margins, which in Q2 grew almost 2 percentage points when compared to Q2 2014, reaching 29.2%, amongst the best EBITDA margins in the industry in Brazil.

Sustaining accelerated infrastructure investments

In line with our strategy of building a very robust data infrastructure now and for the long-term, the company was able to deliver in the 2Q yet another solid period of infrastructure deployment, reaching almost R$ 1.2 billion, mostly focused on expanding its 3G, 4G and fiber transmission infrastructure.

During Q2 our flagship Mobile Broadband Project reached the mark of covering over 157 cities, or 45% of the country’s urban population, with the required access and transmission infrastructure to provide very high quality and high-speed data services, and positioning TIM to be at the forefront of data adoption in the most important cities in the country. Q2 also saw a significant advancement of our 4G deployments, with an increase of over 25% in the number of 4G sites, maintaining TIM as the operator with the largest number of 4G sites in the state capitals in Brazil. In line with the network expansion, our quality indicators also continue to demonstrate a very significant improvement, and during the quarter we could reach another increase in the average throughput of our data services which reached speeds above market average, in addition to mentioning an excellent performance in all of Anatel’s key quality indicators, leading to an improvement not only in hard metrics, but also customer perception.

Another solid quarter for data growth

As highlighted, data and innovative services grew 44% YoY in revenues during Q2 2015, sustained by an increase in data traffic of over 30% and in data ARPU of close to 42%. Smartphone penetration over the user base reached 59% in the quarter, positioning the base for future growth, and 4G users, which consume on average over three times as much data as 3G users, reached a customer base of almost 4 million users. With this performance, Mobile VAS revenues reached a penetration of 35% of overall service revenues, up from 27% the year prior. On Generated Revenues, the mobile data performance compensated for the decline in voice revenues, leading to a small positive growth in what we call “outgoing revenues”, which are the revenues effectively generated by our customer base and which does not depend on interconnection revenues. This performance is key to leading to future revenue growth, as when data becomes a larger part of the overall revenues, mobile service revenues naturally come back to positive growth as data continues to make its way as our main revenue driver.

Offers and Customer Base: Protecting the value of the customer base while increasing the base of value customers

As it recognizes the acceleration of the industry trends in Brazil, TIM has been adjusting its offer portfolio and focus on subscriber acquisition to “protect the value of its customer base while increasing its base of value customers”. TIM’s focus on the “Big Middle” of Brazilian consumers relies on its volume and relevance to future growth, as more and more Brazilians start to consume mobile data services. With the current scenario, TIM has been promoting offer adjustments to protect the value of its prepaid base by increasing its quality – including looking to position more attractive offers for consumers impacted by our current economic situation, as well as on the higher end of these prospects – elevating our positioning to be able to play not only in the Postpaid Control plans but also on the pure Postpaid subscribers, with innovative and bundled high value offers.  The recent performance of our Postpaid share of net adds indicate we are in the right direction, with our Postpaid subscriber base growing double digits and reaching 11% YoY in Q2.

Efficient operation increasing EBITDA margins and preserving solid financials

The disciplined approach to operational efficiency and cost control continued and was even intensified during the second quarter, as we work to mitigate the short-term impact of a more challenging revenue growth period. With the intensification of the focus on transforming the operation and many of its processes, the company was able in Q2 to obtain a 10.5% reduction in Operating Expenses, with reduction in pretty much all of its key components except personnel, given the impact of internalizing some functions when compared to last year as well as the effect of inflation on salaries. As a result of all of these efforts, we reached an EBITDA margin of 29.2%, a substantial growth when compared to the same period last year. Overall EBITDA performance was impacted by the revenue slowdown and also by the significant impact of MTR reductions, in addition to a few non-recurring effects on interconnection, leading to a contraction of EBITDA of -4.4%. It is important also to consider that in the second quarter the non-recurring reported results carry the effect of our Tower Sale transaction, which helped to boost total non-recurring EBITDA by over R$900 million, and non-recurring Net Income by over R$600 million, leading to a significant growth both in reported EBITDA as well as reported Net Income. The Net Financial Position of the company continues to be very solid at R$ 2.6 billion, or a net debt/EBITDA ratio of just 0.48x, allowing the company full flexibility in its financial management.

Conclusion and Perspectives

In closing, we acknowledge the more challenging short-term period for revenues and eventually EBITDA growth, but reinforce our message about the very strong confidence in the strategic direction of the company and the solid execution that comes with it. By sustaining its investments in a robust future-proof data infrastructure, continuing to adjust its innovative offers to allow for growth in data and in the quality of its user base and developing the conditions to differentiate on customer experience, we firmly believe the company will position itself to succeed during this period of accelerated industry transition, and strategic, operational and financial results will naturally follow. As usual I would like to highlight the incredible commitment of the entire team in making this vision a reality and in delivering the successful repositioning of TIM as a leading mobile data player in Brazil.

Rodrigo Abreu

CEO

FINANCIAL PERFORMANCE

OPERATING REVENUES

Gross revenues totaled R$13,455 million in the first half (-5.3% YoY), still impacted by a stronger MTR decline and tougher macro-economic environment, partially off-set by a strong data revenue growth. As for the 2Q15, gross revenues totaled R$6,635 million (-7.4% YoY), mainly impacted by the 40.7% drop in interconnection revenues.

Worth noting that Bussiness Generated (voice+data) gross revenues stood flat versus 1H14, even in an environment of acceleration of the industry transition from voice to data and greater macro economic headwinds.

Gross revenues breakdown and other highlights are presented as follows:

Usage and monthly fee gross revenues reached R$5,040 million in 1H15 (-9.2% YoY),  and R$2,457 million in the 2Q15 (-10.7% YoY). This line was mostly impacted by a tougher macroeconomic scenario and the continued migration towards data usage.

Value Added Services (VAS) gross revenues totaled R$3,739 million in the first half of 2015, a solid double digit growth of 21.5%. This result is mainly due to the massive increase of 45.3% YoY in innovative revenues, partially offset by the continuous decrease in SMS, which fell by 31.6% YoY. In the second quarter of 2015, VAS revenues reached R$1,913 million an increase of 21.3% YoY, again boosted by increase of 48.7% YoY in innovative revenues. All of this supported by our level of investment and innovative offers.

As for the first half of 2015, VAS reached 33.4% of total mobile gross service revenues from 26.2% in 1H14. In 2Q15, VAS represented almost 35% (up 800 bps from 27% in 2Q14).

Long distance gross revenues came at R$1,406 million in 1H15, and R$684 million in the 2Q15, both periods with a drop of 11.4% versus a year ago. Such performance is mainly explained by a commoditization process of this service and the switch from voice to data usage pattern.

Interconnection gross revenues in 1H15 dropped 39.6% YoY to R$848 million, due to the impact of the MTR cut of 33%, coupled with the intensification of the SMS substitution to messaging applications. For 2Q15, Interconnection gross revenues totaled R$372 million, a drop of 40.7% YoY.

Fixed business gross revenues, including “TIM Soluções Corporativas”, “TIM Fixo” and  “Live TIM”, totaled R$243 million this quarter, a solid double digit increase of 10.0% when compared to the same period of last year. This performance proves the success of the ultra broadband business and the strategy to restructure TIM Soluções Corporativas (former Intelig). In the first half of 2015, fixed revenues reached R$479 million, up 8.3% YoY.

Other Mobile Revenues reached R$170 million in 1H15, an increase of 27.5% YoY, mainly driven by the growth of revenues related to the sharing of infrastructure. As for 2Q15, the growth reached  8.4% YoY, due to the negative impact of the towers sale.

Product sales gross revenues decreased by 11.8% YoY, reaching R$1,773 million in the first half of the year. For the 2Q15, revenues decreased by 22.0% YoY, reaching R$895 million. Products’ performance is being driven by a reduction in devices unit sales (-48.2% YoY in 2Q15 and -38.2% in 1H15), due to a thougher macroeconomic environment. An increase average price (47.9% YoY in 2Q15 and 41.0 YoY in 1H15) as a consequence of a better sales mix (smartphones) helped to partially compensate that decline.

As a result, Total Net Revenues reached R$8,900 million (-6.1% YoY) in 1H15 and Net Services Revenues at R$7,724 million (-4.5% YoY). Business Generated net revenues grew by 2.1% YoY in the same period. As for 2Q15, total net revenues totaled R$4,353 million (-8.8% YoY).

ARPU (average revenue per user) reached R$16.1 in 2Q15, down -7.2% YoY, largely impacted by the aforesaid MTR cut and macroeconomic slowdown, while Data ARPU posted a significant increase of 19.0% YoY.

Starting in 2Q15, we begin to present a new net revenue line, called “Innovative” revenues to better indicate business trend. Innovative consists in VAS revenues excluding SMS revenues.

Innovative Mobile Net Revenues came at R$2,194 million in 1H15, a sound increase of 44.8% YoY. As for the second quarter, Innovative revenues totaled R$1,150 million (+44.0% YoY). Both performances were driven by a continuous growth of data customers, reaching 41.4% of total customer base (up from 38.8% in 2Q14), while usage (bytes of use) rose by 31.8% in comparison to 2Q14. Also, smartphones penetration reached 59.5% of the customer base (38.6% in 2Q14).

As a consequence of consecutive MTR cuts and increasing importance of Innovative revenues, the magnitude of MTR incidence on net service revenues have been decreasing significantly, achieving its lowest level at approximately 8%.

MOU (minutes of use) reached 119 minutes in 2Q15, down 13.6% when compared to 2Q14, mainly due to the migration usage intensification of new technologies related to data and the consequent lower use of traditional voice services.

OPERATING COSTS AND EXPENSES

In the first half of 2015, Total Organic Opex amounted to R$6,288 million, a decrease of 7.9% YoY while in 2Q15 it reached R$3,081 million (-10.5% YoY). Total organic opex excludes the towers sale gain of R$917.5 million. Organic opex decrease is still being driven by strong savings in network & interconnection costs (-11.5% YoY), decline in volume of handsets sold and thus a decline in cost of goods sold (-12.2% YoY). Those effects more than compensated higher personal expenses (+13.0% YoY) in the period.

Operating expenses breakdown in 2Q15 is presented as follows:

Personnel Expenses totaled R$517 million in the 1H15, up by 13.0% YoY due to an increase in the total number of employees and the adjustment of salaries slightly above inflation on top of other benefits. The number of employees reached 12,930 people in the period, up 3.6% or 447 people when compared to last year. This increase was mostly driven by own stores expansion (to 179 in 2Q15 from 166 in 2Q14). In 2Q15, personnel expenses reached R$263 million, up by 14.6% YoY as a result of the trend described above and by the impact of a 25% price increase in healthcare plans after a ruling by the sector’s regulatory agency (ANS).

Selling & Marketing expenses came at R$1,950 million in 1H15 (-2.8% YoY) and R$966 million in 2Q15 (-5.8% YoY), driven by a reduction in commissioning expenses and advertising, following macro slowdown and advertising efficiency on marketing campaigns, together with fewer sponsored events.

Network & Interconnection costs totaled R$1,952 million in 1H15, a decline of 11.5% YoY. The performance was heavly impacted by MTR cut, voice and SMS off-net traffic reduction together with leased lines costs drop. In 2Q15, network & interconnection reached R$938 million, down by 7.2% YoY, due to the aforesaid reasons and partially offset by new property rentals for site deployment following network expansion and incremental electricity costs.

General & Administrative expenses (G&A) amounted to R$272 million, a sound decrease of 17.1% YoY and in 2Q15 G&A reached 129 million (-27.8% YoY). Both periods performance was driven by a reduction in legal advisory services expenses related to the towers sale process and savings generated by a cost efficiency plan put in place this year.

Cost of Goods Sold reached R$1,295 million in 1H15, down 12.2% when compared to the same period of last year following the decline in handsets units sold (-38.2% YoY), due to a tougher macroeconomic environment. In 2Q15, cost of goods sold dropped to R$637 million (-23.0% YoY), also impacted by the volume mentioned above. However, handset average price have increased by 41.0% in the 1H15 due to a better sales mix.

Bad debt came at R$116 million in 1H15 and as percentage of gross revenues it reached 0.86% in the period (vs. 1.08% in 1H14), maintaining a resilient performance even in a tougher macroeconomic scenario. In 2Q15, bad debt totaled R$60 million or 0.90% as a percentage of gross revenues.

Other organic operating expenses totaled R$187 million in 1H15, down by 9.0% YoY mainly due to lower contingencies. Other organic operating expenses exclude the R$917.5 million impact of towers sale.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$31 per gross add in 2Q15, an increase of 6.8% YoY, while SAC/ARPU ratio (indicating the payback per customer) reached 2.3x in 2Q15, a 16.8% increase when compared to 2Q14 due to the new approach on postpaid customers. Postpaid segment increased 10.6% YoY, specially on hybrid plan (“Plano Controle”) with +31.3% YoY.

FROM EBITDA TO NET INCOME

EBITDA

In the first half of 2015, Organic EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$2,611 million, 1.4% lower when compared to R$2,648 million in 1H14. This performance was mainly due to a tougher macroeconomic environment, MTR cut impact and transition from voice to data. As for the second quarter of 2015, Organic EBITDA amounted to R$1,272 million, a decrease of 4.4% YoY.

Organic EBITDA margin showed once again a significant improvement of 140bps, reaching historical level for a first semester at 29.3% vs. 27.9% in the same period of last year. For 2Q15, EBITDA margin improved 135 bps, reaching 29.2% (vs. 27.9% in 2Q14).

Organic EBITDA margin on services (excluding handset revenues and costs) came at 35.3% in 1H15, up by 225bps when compared to 33.1% in the same period of last year. For this quarter, margin on services reached 35.4%, an yearly expansion of 107bps.

Following a similar trajectory as revenues exposure, MTR incidence on organic EBITDA has been falling significantly, reaching its lowest levels at ~13%, in 2Q15.

Reported EBITDA totaled R$3,529 million in 1H15, an increase of 33.3% when compared to the same period of last year. This is a consequence of the first tranche of towers being transfered in april-15 (net effect of R$917.5 million), which is detailed later in this document. For the quarter, reported EBITDA amounted to R$2,189 million.

EBIT

In 1H15, Depreciation and Amortization totaled R$1,644 million, up 10.5% YoY when  compared to the same period of last year due to an increase in network equipment following our Industrial Plan’s CAPEX increase. In the quarter, Depreciation and Amortization amounted to R$833 million and 10% YoY increase due to the same reason cited above.

Following the increase in depreciation and amortization, Organic EBIT (earnings before interest and taxes) totaled R$968 million in 1H15, representing a decrease of 16.7% YoY. EBIT margin came at 10.9% (vs. 12.2% in 1H14). For the second quarter of 2015 Organic EBIT amounted to R$439 million, a decrease of 23.4% YoY.

NET FINANCIAL RESULT

In 1H15, Net financial result came at -R$116 million, a small increase vs. -R$109 million in the same period of last year, with financial expenses at R$504 million (up 16.0% YoY) and financial revenues at R$387 million (up 18.1% YoY) following the increase on interest rates.

As for the 2Q15, net financial result totaled -R$38 million (-47.8% YoY). The increase in financial expenses that reached R$257 million in 2Q15 (+0.2% YoY) was more than offset by higher financial revenues, which amounted R$220 million (+19.2% YoY), largely impacted by higher interest on cash and positive hedge effects.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 1H15, Organic Income and Social Contribution taxes came at R$248 million, representing a decrease of 21.1% when compared to R$315 million in the same period of last year due to a reduction in the tax base for income tax and social contribution (earnings before tax decreased 19.1% YoY). Effective tax rate decreased to 29.1% in 1H15 from 29.9% in 1H14.

NET INCOME

In 1H15, Organic Net Income totaled R$603 million, a decrease of 18.2% YoY. EPS (Earnings per Share) reached R$0.25 in 1H15 (vs. R$0.30 in 1H14). As for the second quarter of 2015 Organic Net Income totaled R$291 million, a decrease of 20.5% YoY, with EPS reaching R$0.12 (vs. 0.15 in 2Q14).

In 2Q15, Reported Net Income totaled R$926 million, an increase of 153.4% YoY. Reported EPS (Earnings per Share) reached R$0.38.

CAPEX

In 1H15, Capex amounted to R$2,108 million, an increase of 27.2% when compared to 1H14, following the Turbo Project that is fastly expanding our infraestructure.

It’s worth highlighting that ~90% of the total Capex in 1H was dedicated to infrastructure, largely related to 3G and 4G technologies.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,494 million in the end of june/15, including the leasing recognition in a total value of R$977 million from the leaseback of the towers sold.

Company's debt is concentrated in long-term contracts (84% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 34% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 2Q15, average cost of debt was 11.56% compared to 9.74% in 2Q14. Nevertheless, the increase in cost of debt was more than offsetted by a higher cash yield.

Cash and Cash equivalents totaled R$4,842 million by the end of june/15, a decrease vs. R$5,325 in june/14. While the proceeds from the aforesaid towers sale, which totaled R$1,897 million, helped increase cash, this account was negatively impacted by:

i)

R$1,678 million payment of the 700MHz frequency acquisition made in Dec/14;

ii)

R$1,025 million of FISTEL payment made in march/15;

iii)

R$370 million spectrum clean-up payment made in april/15 and

iv)

R$360 million dividends payment made in june/15.

Average cash yield reached 13.25% in 2Q15 compared to 10.92% in 2Q14.

Considering the last 12 months EBITDA, Net Debt/EBITDA ratio reached 0.48x in 2Q15 compared to 0.19x in 2Q14. Due to the above mentioned payments, net debt increased from R$1,031 million in 2Q14 to R$2,652 million by the end of 2Q15.

Organic Operating Free Cash Flow came negative at R$1,146 million in 1H15, (+44.8% vs. 1H14), adversely impacted by an increase of 27.2% on Capex, that was partially compensated by a better performance in working capital compared to 1H14. In the quarter, Organic Operating Free Cash Flow totaled R$431 million, vs. R$779 million in 2Q14.

Organic Net Cash Flow in 1H totaled -R$1,928 million compared to -R$1,634 million in the same period of last year. In the quarter, Organic Net Cash Flow totaled –R$83 million, vs. positive R$101 million in 2Q14.

TOWERS SALE IMPACTS

This quarter, TIM concluded the first closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC) that comprised sale of 6,481 towers by ~R$3 billion cash. In April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion cash. The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback was booked as a financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details:

Finantial Statments´notes	Purchase price
Note 1	Cash in	1,897,277
Note 17	Net book value of the transferred towers	-306,656

	(1) Gain related to sold components
Note 34	Part of purchase price allocated to sold component	920,733
	Net book value and other costs	-157,482
Note 27	Write down ARO provision	154,297
Note 1 and 34	Gain on sold component	917,548
	Tax	-281,903
	Gain on sold component net of tax	635,645

	(2) Gain related to leaseback component
Note 34	Part of purchase price related to leaseback component	976,544
	Net book value and other costs	-167,960
Note 25 and 34	Deferred gain	808,584

Note 19	Financial Leasing on Liabilities	976,544

Note 17	Tangible asset	976,544

	NFP Effect	920,733
*Values in R$ thousand

OPERATIONAL PERFORMANCE

BRAZILIAN MOBILE MARKET OVERVIEW

Brazilian mobile market reached 282.5 million lines by the end of 2Q15, representing a yearly growth of 2.4%, to a penetration rate of 138.2%, up from 135.3% in 2Q14. Overall subscriber base has reduced the pace versus previous quarters, mainly due to high penetrated market, with customers using multiple SIM-cards, macroeconomic slowdown and more austhere disconnection policies. Nonetheless, some segments are still experiencing double digit growth, such as the hybrid plans (aka “Controle”) and data plans.

•

Postpaid segment reached 71.0 million lines in June (+12.0% versus June/14) with net adds reaching 1.5 million lines (vs. 2.1 million in the same period of last year).

•

Prepaid segment reached 211.4 million lines (virtually flat YoY), accounting for 74.9% of total Brazilian market (vs. 77.0% in 2Q14). Net adds for prepaid reached -2.5 million lines (vs. 62.1k in the same period of last year).

TIM has maintained its market share position versus the 2Q14, as described below:

TIM’s PERFORMANCE

TIM’s subscriber base reached 74.6 million lines at the end of 2Q15, up 0.5% when compared to the same period of last year.

In the 3G technology, total subscriber base ended 2Q15 with 43.2 million users, an increase of 42.8% against 2Q14, proving the success of the company’s strategy of equipping its customers with smartphones in order to stimulate data services penetration among its users.

As for the 4G, subscriber base reached 3.8 million users by the end of June/15, an increase of 25.4% over March/15, or +773.1k new users in this quarter, and a support evidence that the Company’s strategy on 4G is paying off.

Net additions totaled -1.1 million lines (vs.  286.1 thousand in the same period of last year), as a result of lower gross addition (8.8 million lines and down 6.5% vs. 2Q14) and higher disconnections (9.9 million lines in the period and up 9.0% YoY), following a new guideline to try to reduce the “washing machine effect”. Consequently churn rate in 2Q15 came at 13.2% and up from 12.3% in the same period of last year.

Postpaid customer base reached 13.5 million users in June/15, +10.6% yearly growth. During 2Q15, TIM added 525 thousand users in the postpaid segment (vs. 10 thousand net adds in the same period of last year).

As for prepaid segment, 2Q15 ended with 61.1 million users, down 1.5% YoY. “Infinity Pré” accounted for 58.2 million users or 95.4% of the prepaid customer base. TIM maintained the leadership in the prepaid market, with 29% market share, thanks to its pioneering position, simplicity and transparent concepts.

QUALITY AND NETWORK

QUALITY DEVELOPMENTS

This quarter, TIM is proud to announce that it has achieved an important milestone in terms of network quality. From April to May (least data available), the Company has met all Anatel’s targets for both Voice and Data services (3G/4G), in every single state. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, specially to support data expansion delivering a better usage experience for our customers. Network quality KPI’s described below are based on the number of states that met the agency’s target and are the official figures disclosed by Anatel.

Following the results of the 2-year Quality Plan (Aug/12 to Jul/14) released by Anatel in February/2015, the Company has updated the “metrics within target index” using the agency’s methodology and official data for May/15 (least available). Such metric is based on Anatel’s network indicators (accessibility and drop) in both voice and data over 26 states and the federal district, their capitals and cities over 300,000 inhabitants. In May/15, TIM posted another significant performance reaching 95.1% of all metrics within Anatel’s target (versus 90.1% in Feb/15 and 86.1% in Jul/14).

Regarding quality indicators related to data usage, particularly on Speed Test (measured by Ookla1), TIM is pleased to announce that it has been continuously improving its performance in Throughput and Latency metrics. Average throughput (downlink) in 2G/3G network posted a substancial increase of 128% YoY in 2Q15, widening the gap and staying above market average for two consecutive quarters. As for latency, TIM stood as the company with the lowest latency levels, being 23% below market average.

As for caring indicators, TIM’s group (mobile and fixed) kept its position of being the least demanded economic group at the consumer’s protection agencies (PROCON - SINDEC2) in 2Q15, with a volume of demands 58% lower than the market’s average in the quarter.

NETWORK EVOLUTION

As for network evolution, coverage and capacity continue to be the infrastructure central point and TIM is dedicating great effort (financial and operational) to maintain the solid expansion path. In  2Q15, 5.4 thousand km of optical fiber were implemented along with other network projects roll out, such as sites densification, Wi-Fi and small cell expansion, backhauling infrastructure development, cell-site fine tuning and others. These iniciatives are allowing the Company to keep improving its network quality. Find below our Capex’s distribution for 1H15.

TIM Wi-Fi project sped up in the second quarter, and added 192 new hotspots, totaling more than 1.7 thousand in the whole country. Comparing to the same period of 2014, number of hotspots increased by 71%.

In 1H15, the Mobile BroadBand Project (MBB) added 32 new cities to the project roll out. Besides the new cities, the Company also focused its efforts on the coverage densification of more than 40 cities that were already included in 2014 and are the pillar of the mobile VAS revenue growth. In 2Q15, the MBB project reached 157 cities and the plan is to complete 195 until the end of 2015.

The average throughput gain for the cities that have completed the MBB is remarkable, proving the efficiency approach used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links) and IP-Core (caching, peering and transit).

In addition to infrastructure development, the Company is also focused on expanding the 4G coverage through refarming. The project consists in coverage optimization and the amplification in the number of locations with 4G technology, mostly by using the 1,800MHz band and reorganizing the frequency usage according to the spectrum availability.

Almost 95% of urban population have GSM coverage. In the 2Q15, 3G coverage expanded to 209 new cities, reaching 1,623 or 81.1% of urban population. As for the 4G services, TIM finished the first half of 2015 with 39.3% of the Brazilian urban population covered, +370 bps when compared to the the same period of 2014.

MARKETING PROGRESS

WhatsApp offer extended to all segments in 2Q15

Following the great success in recent quarters, the Company has extended the WhatsApp offer to all segments, including the main prepaid plan, Infinity. Liberty, Liberty Controle and Liberty Controle Express customers are also able to send unlimited messages, share photos and videos through the app without consuming from their data allowance.

This benefit is associated with Infinity Web+Torpedo offer without any increase in the daily charge. By paying R$0.99/day, in addition to unlimited SMS to any operator and 10MB of data cap, customers have also unlimited WhatsApp messages.

Infinity Web+Torpedo is also available with 30MB (R$1.25/day), 100MB (R$2.29/day) and 200MB (R$3.29/day) data caps. The 100 and 200MB offers were launched in 2Q15, seeking to meet customers’ increasing data consumption.

Corporate Segment

Seeking innovation in the B2B segment, TIM launched in 2Q15 the ‘TIM Empresa Tarifa Flat’ plan, with a unique concept. The customer hires a 100, 400 or 800 minutes package with a flat rate of R$0,29 per minute, regardless if the call is local/long distance, on-net/off-net and bundle/off-bundle. The customer has also unlimited local calls between the enterprise’s employees (using TIM numbers) and a data packages of 100MB and 1GB. Price is set at R$16.90/month + chosen voice package.

Handset Business

Galaxy S6

In 2Q15, TIM launched the expected Galaxy S6, known as Samsung’s most powerful smartphone. TIM is offering special discounts for customers that upgrade the Samsung Galaxy S4 or S5 for the new Galaxy S6, and contract the Liberty 6GB+800 minutes plan. Discounting prices start at R$499. All devices sold by TIM are unlocked and can be paid in up to 12 installments using a credit card.

Despite a tougher macroeconomic environment, where handset market shrunk in the first five months of the year (-3.9% YoY), TIM maintained the leadership position in smartphones sales among operators in May, increasing its market share from 48% in 1Q15 to 51% in May.

Other Marketing Initiatives

Opening Blue Doors – This quarter, TIM launched a new institutional campaign called "Opening Blue Doors", where are highlighted unique experiences in which mobile connection made all the difference. The Company presented real stories of its customers and invited the audience to be inspired and also tell their stories.

‘Non-stop WhatsApp’ – To enhance the successful partnership between TIM and WhatsApp, the Company launched a humorous digital campaign, mixing real life situations with "comic exaggerations" that illustrate how the Brazilians use the messaging application for everything.

‘Open Doors’ App – To reinforce its commitment to quality and service improvement, TIM renewed the ‘Open Doors’ (Portas Abertas) app, launched in 2013. The app is part of the operator's transparency platform and allows customers to monitor the expansion of the Company's network, query coverage data and report possible faults. Among the application's new features are tools offering more alternatives to report problems and search of incidents in the network or scheduled maintenance by city. The app already has 86,000 volunteer downloads and receives more than 25 thousand collaborations per month.

Live TIM: resilient growth with continous innovation

Live TIM ended 2Q15 with more than 165 thousand ultra broadband customers, a strong growth of 74% when compared to the same period of 2014, adding 16 thousand new clients in the quarter. Most customers choose the 35Mbps offer, nevertheless, as the portfolio grows, customers are adhering to higher speeds plans.

At the end of 2Q15, Live TIM had 27.9 thousand buildings connected (vs. 14.3 thousand in 2Q14), and an addressable market of over 1.8 million households in São Paulo and Rio de Janeiro regions. Prospect clients registered in Live TIM’s website reached 1.05 million (vs. 691k in 2Q14).

2Q15 was also marked by the official launch of Live TIM Blue Box. This entertainment center integrates OTTs YouTube and Netflix with free to air and traditional pay TV channels (the latter offered through a partnership with a pay TV operator TV Alphaville). Blue Box comes with a feature that recognizes users’ preferences and habits and suggests specific content according to their profile. Additionally, it allows to pause live shows, record content and offers parental control. The service is available for Live TIM customers and has a promotional price of R$9.90/month until the end of 2015. Paid content is subscribed directly from Netflix and TV Alphaville.

CORPORATE SOCIAL RESPONSIBILITY

TIM Institute, whose mission is to create and enhance resources for the democratization of science, technology, and innovation in Brazil, continues, in 2015, with many initiatives underway, all guided by four principles: education, technology applications, inclusion, and work.

In June of this year, TIM Institute joined UNICEF in the “Fora da Escola Não Pode” Project, an UNICEF’s initiative to revert children’s school exclusion. The new partnership plans the development of a technological solution that will enable municipalities to identify, in a quicker and easier way, which children and adolescents are not attending school. The project will initially be implemented in a pilot format in a municipality to be set. Later it will be held in 19 other municipalities of different sizes, located in vulnerable areas that have high rates of children and adolescents out of school.

Also, this quarter TIM Institute launched the “Academic Working Capital” (AWC), a new project that will support innovative technology-based business with the creation of a product. The goal is to offer financial support to young entrepreneurs - students of the finals graduation – so that they may create companies from their Grauation Projects. In 2015, the TIM Institute will invest R$ 400 thousand in up to 40 projects.

Additionally, TIM Institute released the annual evaluation of its project called “O Círculo da Matemática”. Brought to Brazil two years ago by TIM Institute, the project is intended to encourage the learning of math through a participative manner and it is already showing results. Students who have participated on the project had a performance 7.3% higher in the Mathematics Skills Index compared to students who did not attend the project last year. In 2014, attended the Project about 8,000 students from 67 schools in São Paulo (SP), Rio de Janeiro (RJ), Duque de Caxias (RJ), Brasilia (DF), Porto Alegre (RS), Salvador (BA ), Fortaleza (CE), Aracaju (SE), Belem (PA) and Porto Velho (RO).

ENERGY CONSUMPTION

In line with its Environmental Policy principles, TIM considers energy consumption as one of its challenges, that evolves according to the table below.

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models) and the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators). In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new RadioBase Stations (RBS), minimizing the impact to the population (EN5 indicator, GRI1 3.1).

Biosites implementation project continued in the second quarter of 2015, reaching a total of 80 activated Biosites by the end of June, a considerable increase compared with 23 activated Biosites in December 2014. Biosites represent structures that allow a specific network coverage with higher efficiency in the use of energy and space, contributing also to reduce visual impact and employing in their attachment structure 99% less steel than traditional structure of RadioBase Station.

Moreover, TIM’s Sustainability Report was published in June, a document with the main objective to communicate with transparency and ethics, achievements and challenges related to the company's commitment to sustainable development, including governance, economic, social and environmental information. The report follows, for the seventh consecutive year, the Global Reporting Iniatitive (GRI), reaching the application level B +, self-declared with assurance from an independent third party. Learn more about the Sustainability Report 2014 TIM clicking Here.

STOCK PERFORMANCE

TIMP3 ended the second quarter of 2015 at R$10.24, down by 24.5% in the last 12 months, while the Bovespa Index (Ibovespa) was down 0.8% over the same period. The Company's ADRs closed 2Q15 at US$16.36, a decrease of 47.5% in the last 12 months (Brazilian reais depreciated by

41% in relation to the american dollar in 2Q15 vs. 2Q14).

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM is one of the largest telecommunications companies in Brazil.  With a focus on investing in innovation and in the quality of its network, services and customer service, TIM fulfills its mission of connecting and caring for everyone so that everyone can do more.

As the first operator in Brazil to have a nationwide presence, TIM has innovation in its DNA and seeks to enhance its users' lives through its technology. Therefore, in addition to constantly working on expanding and improving its network, the company has amassed a complete portfolio, offering mobile and fixed telephony and access to the Internet.  With TIM, individual and corporate customers can always be connected.

The company's infrastructure is one of its strategic priorities. Over the past few years, TIM has upgraded its equipment and made acquisitions - such as Intelig, in 2009, and AES Atimus, in 2011 - reinforcing its commitment to quality and accessibility. From 2015 to 2017, the Company will invest R$14 billion in its operations, and most of that amount will be earmarked to expand 4G and 3G coverage throughout the country, in line with the company’s growth expectations in demand for data traffic.

Transparency is also one of the company's pillars. TIM is a publicly-held company, whose shares are listed on São Paulo’s BM&FBOVESPA under the ticker symbol TIMP3,  and ADRs (American Depositary Receipts), listed on the NYSE (New York Stock Exchange) under the ticker symbol TSU. TIM is also the only company in the telecommunications industry listed on BM&FBOVESPA's "Novo Mercado," recognized for requiring the maximum level of corporate governance, and is also part of the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2).  One of its key initiatives is the Open Doors project, which allows consumers to monitor network enhancement and improvement actions, in addition to get to know the true picture of TIM's coverage. Also worthy of note are the TIM Institute initiatives, which seek to create and maximize strategic resources to make science education and innovation available to everyone in Brazil.

You, your home and your business

Mobile and fixed telephony and access to the Internet via modems, tablets, and mobile phones running on the 3G and 4G technologies, in addition to the ultra broadband Internet, are the services that are part of TIM's innovative portfolio. The operator was the first on the market to invest in offering new formats, such as charging for the use of voice and mobile Internet per day or through monthly billing plans paid via credit card. And it continues revolutionizing the market, delivering more benefits and providing more accessible rates to its consumers.

The company also has ideal solutions for small, medium and large businesses. The Corporate Solutions area offers fixed voice and advanced data services to the corporate segment, understanding the corporations' profiles and needs and enhancing its customers' productivity and competitiveness while yet decreasing their costs.

In the fixed ultra-Internet segment, Live TIM is a quality benchmark, with the most satisfied customer base in the country. The carrier introduced on the market navigation plans that are about ten times faster than the average Brazilian broadband, thus allowing much faster file downloads and uploads, crash-free gaming, and high-definition, real-time video streaming. Live TIM offers 35 MB to 1 GB plans and is available to residential and business customers in São Paulo, Rio de Janeiro, Duque de Caxias, and Nova Iguaçu. The company also offers Live TIM Blue Box, an entertainment center that integrates - in a single system - free high-definition digital TV, Netflix and YouTube content, and pay TV through an exclusive collaboration with TV Alphaville.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2014 (2Q14), first semester of 2014 (1H14) and first quarter of 2015 (1Q15), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATION CONTACTS

Telephones: (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Operational Indicators

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

1.

Operations

TIM Participações S.A. (“TIM Participações” or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at June 30, 2015, (66.58% in 2014). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with best market practices, TIM Participações adopts the practice of simultaneously releasing its financial information in Real in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

Sale of towers

In November 2014, the subsidiary TIM Celular signed with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) a Sales Agreement for up to 6,481 telecommunication towers of its own property for around R$3 billion and a Master Lease Agreement (“MLA”) for these towers for the term of 20 years.

In April 2015, TIM entered into an infrastructure lease agreement (MLA) for part of the space existing on the same towers sold. The lease agreement will be effective for 20 years from the date of transfer of each tower and contemplates monthly lease amounts depending on the type of tower (greenfield or rooftop).

The sales and lease agreements are part of a larger agreement and constitute a single transaction between the companies. Therefore, this is a sale and leaseback transaction. This transaction will bring benefits to the Company’s operational and financial capabilities in favor of its investments in expansion and quality.

As at April 29, 2015, the Company transferred 4,176 towers or 64% of the total covered by the agreement. The sales value for the first part of the transaction was approximately R$1.9 billion, and

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

the net balance of the residual value of assets recorded was R$0.9 billion. The agreement also provides for the transfer of the remainder of the towers in future tranches, the next tranche being estimated to be transferred in the second half of 2015. For further details regarding the financial impacts on the quarterly financial statements see note 19.

2.

Licenses for the use of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to two percent (2%) of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As at June 30, 2015, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$120,274 (December 31, 2014 – R$124,394).

As at March 31, 2014, Anatel granted to the subsidiary TIM Celular the right to use sub-bands of radio frequency from 912.5 MHz to 915 MHz and from 957.5 MHz to 960 MHz for 18 (eighteen) months, on a secondary basis, restricted to the Provision Area corresponding to AR11 (Greater São Paulo). The extension of this authorization, for an equal period, was subjected to the request presented as at April 2, 2015 and is under evaluation by Anatel.

At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in the Federal Official Gazette – “D.O.U.” – on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a liability, as provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM, along with other bidders, will have to bear part of the costs of constituting the EAD for these lots, and will be entitled to a discount on the final amount to be paid. However, the methodology used by the Agency to calculate this amount was not included in the Call Notice, and so TIM filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM filed a lawsuit questioning a surplus charge of R$61 million, which is pending trial.

Moreover, the Company assumed an additional commitment to cleaning the 700 MHz frequency band through a payment of R$1,199 million (see note 18.e), R$370,379 of which was paid as at April 9, 2015, to the managing entity organized to clean the band (“EAD”).

On March 4, 2015, under Decision No. 66/2015-CD, Anatel: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (AR 92) of Authorization Instrument No. 523/2012 (P-Band); (ii) granted the application to extend the authorization for radio frequency use for lot 222 (AR 31) of Authorization Instrument No. 523/2012 (P-Band); and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E ..

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

At June 30, 2015, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
	06/2015	12/2014

700 Mhz frequency band cleaning, net of adjustments to present value	849,230	1,164,666
Anatel Debt updated	69,056	61,860
Guarantee insurance on authorizations	12,731	20,013
Authorizations renewal	120,274	124,394
Authorizations payable	-	1,248
	1,051,291	1,372,181

Current portion	(434,671)	(493,169)
Non current portion	616,620	879,012

The Authorizations held by TIM Celular as at June 30, 2015, as well as their maturity dates, are detailed below:

Maturity Date

Concession areas	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz Band V1 (4G)	2,500 MHz Band P** (4G)	700 MHz (4G)

Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar. 2016***	Apr. 2023	Apr. 2023	Oct. 2027	PA - Feb. 2024*	December 2029
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016***	ES - Apr. 2023	Apr. 2023	Oct. 2027	RJ - Feb. 2024*	December 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

	PR - Oct. 2027	Mar. 2016***	Apr. 2023	Apr. 2023	Oct. 2027	DF - Feb. 2024*	December 2029
São Paulo	-	Mar. 2016***	Countryside - Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Paraná (except for the municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024*	December 2029
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Municipality and region of Pelotas in Rio Grande do Sul	-	Apr. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Pernambuco	-	May, 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Ceará	-	Nov. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Paraíba	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Rio Grande do Norte	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Alagoas	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Piauí	-	Mar. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	-	Apr. 2028*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015***	December 2029
Bahia and Sergipe	-	Aug. 2027*	-	Apr. 2023	Oct. 2027	-	December 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a new renewal period.

** Only complementary areas in the relevant States.

*** Under renewal process, pending the execution of the Extension Instrument

3.

Basis for preparation and disclosure of the quarterly information

The significant accounting policies applied to the preparation of the quarterly information are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative instruments) evaluated at fair value.

The consolidated quarterly information was prepared according to CPC 21 / IAS 34 – “Interim Financial Statements”. Without disagreement as to the application of CPC 21 / IAS 34, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

The individual quarterly information of the holding company was prepared according to CPC 21, submitted along with consolidated quarterly information, investments in subsidiaries are accounted by the equity method. Identical adjustments are made in individual quarterly information and consolidated quarterly information to reach the same result and shareholders’ equity attributable to the shareholders of parent company TIM Brasil. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from the IFRS applicable to the separate financial statements, as now IFRS permits the application of the equity method in subsidiaries on separate financial statements, they are also in accordance with IFRSs, issued by IASB .. These individual financial statements are presented along with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26).

The preparation of the quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the consolidated and individual quarterly information, are described in Note 5.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to the publicly held companies. The IFRS do not require the presentation of this statement. As a consequence, regarding IFRS, this statement is presented as supplementary information, without affecting the understanding of quarterly information as a whole.

Individual and consolidated quarterly information should be read together with financial statements for the year ended December 31, 2014.

b.

Approval of the quarterly information

This quarterly information was approved by the Board of Directors of the Company as at August 4, 2015.

4.

Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company’s quarterly information and the consolidated quarterly information.

a.

Functional currency and presentation currency

The presentation currency for the quarterly information is the Brazilian Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items denominated in foreign currency are converted into Real at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

b.

Consolidation procedures

Subsidiaries are entities (including structured entities) in which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Consolidation is discontinued from the date the Group loses control over that entity.

The following companies are consolidated in the quarterly information:

		Interest
Corporate Name	Status	06/2015	12/2014
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

We use acquisition method to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

c.

Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and allocation of resources planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with an insignificant risk of change in value. Withdrawals can be done at any time without risk of losing the income earned and these amounts are used to pay short term obligations of the Company.

e.

Financial assets and liabilities

e ..1

Financial assets

e ..1.1

Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) borrowings and receivables, on all dates shown in this quarterly information. Management determines the classification of its financial assets at initial recognition.

(a)

Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, when these assets are given in guarantee or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

(b)

Borrowings and receivables

These are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. In the quarterly information they are classified as trade “trade accounts receivable”, “cash and cash equivalents”, “leasing” and “other assets”.

e.1.2

Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of ownership them. Loans and receivables are recorded at amortized cost, using the effective interest rate method.

The fair values of investments with publicly quoted prices are based on their purchase price at each disclosure date. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3

Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4

Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

•

material financial difficulties of the issuer or borrower;

•

a breach of contract, such as default or late payment of interest or principal;

•

the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

•

it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

•

the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot yet be identified through individual analysis financial assets in the portfolio. These data include:

(i)

adverse changes in the payment status of borrowers in the portfolio; and

(ii)

national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows discounted by the original interest rate to the financial assets in force. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized, the reversal of the impairment loss is also recognized in the statement of income for the year.

e.2

Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions, borrowings and financing and leasing. They are classified into the categories below according to their nature:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, as finance income or expenses. On the disclosure date of this quarterly information, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under this method, transaction costs impact the liability initial amount, affecting the determination of the effective interest rate .. This rate is the one that discounts exactly all the cash flows from the financial instrument. The allocation of finance costs, according to the effective interest rate method, is recognized in the income statement under finance costs. On disclosure date of this quarterly information, this category includes mainly borrowings and financing and suppliers accounts payable.

f.

Trade accounts receivable

Trade accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”) ..

The allowance for doubtful accounts is disclosed as a reduction at accounts receivable and is recorded based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve at an amount that covers any losses from the realization of such credits.

g.

Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

h.

Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i.

Prepaid expenses

These are initially stated at actual amounts disbursed and are allocated to income according to the accrual method as they are incurred.

j.

Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

k.

Investments

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly information.

l.

Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values (Note 17). The Company recognizes its assets by individual component.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as finance costs. The accounting for this obligation is made according to ICPC 12 (IFRIC 1), approved by CVM Deliberation.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, approved by CVM Deliberation. After initial measurement, its property, plant and equipment is stated at acquisition and / or construction historical cost. Both (deemed cost and historical cost) are decreased by the accumulated depreciation and from the impairment losses (this one, if applicable).

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

m.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and comprise: (i) licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on business combinations.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly (note 18).

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as part of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

Goodwill

Goodwill is the positive difference between the amount paid and/or payable for an entity acquired and its net assets fair value on acquisition date. These net assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies a negative difference between the amount paid and/or payable for the entity acquired and its net assets (“bargain purchase”), this amount should be recorded as a gain in the statement of income for the period on acquisition date.

The goodwill is not amortized but must be tested annually to identify probable impairment in its value. The carrying amount of the goodwill is its cost amount less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to Cash Generating Units (“CGUs”). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•

it is technically feasible to complete the software to make it available for use;

•

Management plans to complete the software and use it or sell it;

•

the software will generate probable future economic benefits that can be demonstrated;

•

technical, financial and other resources are available to conclude development and use or sell the software; and

•

the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

n.

Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, impairment analysis is made whenever events or changes in circumstances indicate that the carrying value of the asset may exceed its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment test, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units – “CGUs”). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed in case the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly information reporting date.

o.

Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it, and due date and/or estimated amount of which are undetermined, but capable of being estimated on a reliable basis.

p.

Suppliers accounts payable

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

q.

Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a counter-entry to income. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the statement of income in accordance with the employee’s cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have in place defined contribution and defined benefit plans. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately as expenses. Actuarial gains and losses arising from adjustments based on past experience and changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of the staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the vesting period, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees or a reimbursement in cash of these values to the Company, are recorded as assets.

Stock options

The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1) (IFRS 2), approved by CVM Deliberation. The fair value of employee services is recognized as an expense with a counter-entry to capital reserve, and is determined by reference to the fair value of the options granted.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself and the payment is treated as a transaction settled in cash.

r.

Income tax and social contribution

Includes current and deferred income tax and social contribution which are taken to income. Amount related to income tax and social contribution was recognized on statement of comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement ..

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses carry forward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future offset of those tax credits.

Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

s.

Provision for legal and administrative proceedings

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

t.

Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the statement of income as financial expense for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease are taken to income over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of this asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease is taken to income as a financial revenue over the contractual term.

u.

Shareholders’ equity

The principal items which affect the Company’s shareholders’ equity are subject to the following accounting practices:

Paid-in capital

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company’s By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or payment of dividends exceeding the minimum compulsory amount is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting ..

v.

Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled provisions are calculated at each month end.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

w.

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 2015. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on CPC pronouncements.

IFRS 9

“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: (i) measured at fair value and (ii) measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1st, 2018 ..

IFRS 15

This new standard determines the concepts that an entity has to apply in revenue measurement and when it must be recognized. It was initially issued to come into effect on January 1st, 2017 and replace IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations. The Management is assessing the impacts of its adoption and has not yet defined the transition method to be used.

At July 22, 2015, IASB confirmed the postponement of the date of effectiveness of the new standard to January 1st, 2018. The official amendment to the standard specifying the new date of effectiveness should be issued in September 2015.

There are no other IFRS standards or IFRIC interpretations not yet in force that could have a significant impact to the Group.

Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on our historical experience and other factors such as expectations of future events considering the circumstances presented as at the base date of the quarterly information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk to cause relevant adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

(a)

Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds their recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the date on which the quarterly information is reported or any material future investments aimed at improving the asset base of the cash generation unit being tested is excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2014 and 2013, the main non-financial assets for which this assessment was made are property, plant and equipment, intangible assets, and the goodwill in the Company and its subsidiaries (see Notes 17 and 18).

As at the semester ended June 30, 2015, there were no changes in estimates and premises presenting a significant risk, with the probability of causing a relevant adjustment in the accounting values of property, plant and equipment and intangible assets during this period.

(b)

 Asset retirement obligation (see Note 27)

The estimated costs of dismantling towers and equipment on rented property are capitalized and depreciated over the useful life of the assets. The Company recognizes through estimates the present value of these costs and their depreciation period. These estimates involve projected dismantling costs, the average duration of the lease agreements and the discount rate to determine their present value. This estimate is sensible to a variety of economic conditions that may not be confirmed when the assets are actually dismantled.

(c)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and deductible or taxable temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see Note 12).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

(d)

Allowance for doubtful accounts

The allowance for doubtful accounts is shown as a reduction from trade accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario, collection curve and the risks involved in each case, in an amount considered sufficient to reflect cover any possible losses on receivables (see Note 8).

(e)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management’s judgment (see Note 26).

(f)

Fair value of derivatives and other financial instruments (see Note 42)

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market.

(g)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already incurred by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

Cash and cash equivalents

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Cash and banks	254	(164)	44,871	134,719
Financial investments:
CDB/Repurchases/DI Fund	61,682	43,619	4,492,679	5,098,273
FI CFI	-	-	304,573	-
	61,936	43,455	4,842,123	5,232,992

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments referring to CDBs, Repurchases and DI Fund, including those not classified as cash and cash equivalents, is 101.17% of the Interbank Deposit Certificate - CDI rate.

The FI CFI fund has daily liquidity. The fund’s profitability from the initial investment as at April 16, 2015 to the closing of the semester was 3.09%.

Financial assets valued at fair value through profit or loss

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

CDB/Repurchases/DI Fund	111	98	45,337	41,149
FI CFI			2

Non-current portion	111	98	45,339	41,149

The total investments classified as non-current are restricted for use by virtue of legal actions.

Trade accounts receivable

	Consolidated

	06/2015	12/2014

Billed services	1,002,846	1,021,573
Unbilled services	638,122	642,950
Network use	392,589	492,748
Sale of goods	1,467,186	1,780, 685
Other accounts receivable	3,058	2,924
	3,503,801	3,940,880

Allowance for doubtful accounts	(330,125)	(373,577)
	3,173,676	3,567,303

Current portion	(3,146,115)	(3,537,417)
Non-current portion	27,561	29,886

The fair value of accounts receivable equals the book value recorded at June 30, 2015 and December 31, 2014. The accounts receivable guarantees the total amount of BNDES borrowings (see Note 21).

Variation in the allowance of doubtful accounts is as follows:

	Consolidated

	06/2015	12/2014
	(6 months)	(12 months)
Opening balance	373,577	353,925

Provision recorded	116,064	248,576
Provision written-off	(159,516)	(228,924)

Closing balance	330,125	373,577

The aging of the accounts receivable is as follows:

	Consolidated
	06/2015	12/2014

Falling due	2,491,893	2,887,221
Past due for up to 30 days	188,667	161,726
Past due for up to 60 days	85,348	59,178
Past due for up to 90 days	340,571	385,012
Past due for more than 90 days	397,322	447,743

	3,503,801	3,940,880

Inventories

	Consolidated

	06/2015	12/2014

Handsets and tablets	302,248	237,164
Accessories and pre-paid cards	15,198	22,868
TIM chips	27,659	20,943
	345,105	280,975

Provision for adjustment to realizable amount	(17,496)	(16,942)
	327,609	264,033

The change in provision for adjustment to the realizable amount was as follows:

	Consolidated

	06/2015	12/2014
	(6 months)	(12 months)

Opening balance	16,942	15,540

Provision recorded	699	2,059
Provision written-off	(145)	(657)

Closing balance	17,496	16,942

Indirect taxes and contributions recoverable

	Consolidated

	06/2015	12/2014

ICMS	1,828,821	1,850,569
Others	29,124	9,064
	1,857,945	1,859,633

Current portion	(1,202,048)	(1,285,143)
Non-current portion	655,897	574,490

ICMS amounts recoverable basically refer to credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 installments through the CIAP Book - “Control of ICMS Credits on Permanent Assets”), as well as to ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, SIM Cards, tablets and modems sold by TIM Celular.

Direct taxes and contributions recoverable

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Income tax and social contribution	-	-	23,928	28,385
PIS/Cofins	20,185	20,185	328,943	309,186
Others	957	463	89,975	43,257
	21,142	20,648	442,846	380,828

Current portion	(21,142)	(20,648)	(418,848)	(357,482)
Non-current portion	-	-	23,998	23,346

The PIS/COFINS amounts recoverable refer to (i) credits arising from a judgment made final and unappealable involving the unconstitutionality of the expansion of the calculation base for these contributions pursuant to Law 9718, as well as (ii) credits regarding the purchase of inventories of goods for resale, basically handsets, tablets and modems.

Deferred income tax and social contribution

Deferred income tax and social contribution are calculated using the prevailing rates for each tax. As at June 30, 2015 and December 31, 2014, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 37.

The amounts recorded are as follows:

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Deferred taxes – Liabilities

Deemed cost - Intelig	-	-	(126,243)	(129,206)
Amortized goodwill – TIM Fibers	-	-	(232,882)	(201,125)
Derivative financial instruments	-	-	(168,981)	(150,842)
Capitalized interest - 4G	-	-	(39,754)	-
	-	-	(567,860)	(481,173)

Deferred taxes – Assets

Tax losses	23,646	21,738	1,082,553	1,184,366
Social contribution losses	8,577	7,890	403,442	440,095
Temporary differences
Allowance for doubtful accounts	-	-	115,948	130,288
Provision for legal and administrative proceedings	1,257	1,225	139,909	138,151
Adjustment to present value - 3G license	-	-	15,921	16,892
Deferred tax on CPC adjustments
Depreciation related to asset retirement obligations	-	-	11,360	25,280
Monetary restatements related to asset retirement obligations	-	-	6,765	14,107
Capitalized interests	-	-	752	1,020
Authorization charges	-	-	1,160	1,934
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Business combination - Intelig acquisition	-	-	71,405	71,405
Lease of LT Amazonas Infrastructure	-	-	10,820	8,381
Effect of merger of TIM Fibers	-	-	855	940
Profit sharing	253	495	23,356	26,047
Taxes with suspended enforceability	-	-	12,872	12,872
Capitalization interests - 4G	-	-	-	(4,310)
Others	-	-	1,060	(3,764)
	87,302	84,917	1,951,747	2,117,273
Provision for devaluation of tax assets (Intelig and TIM Participações)	(87,302)	(84,917)	(1,231,458)	(1,228,209)
	-	-	720,289	889,064

TIM Celular

TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Tax and social contribution losses

2015	122,155
2016	158,725
2017	162,624
443,504

Temporary differences	276,785
720,289

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2014. It is not necessary to discount the credits to their present values to show the credit recovery. Accordingly, no discount rates were used on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$138,207 in the first semester of 2015 (R$123,202 as at June 30, 2014).

Intelig

Based on estimates of future taxable income and taking into account tax losses and social contribution historical losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Accordingly the company has maintained the provisions for the whole of these tax assets. At June 30, 2015, the total amount provided was R$1,144,156 (R$ 1,143,292 at December 31, 2014), of which R$ 1,010,268 refers to income tax losses and social contribution losses, while R$ 133,888 refers to temporary differences. Intelig’s liabilities show deferred income tax and social contribution amounting to R$126,243 (R$ 129,206 at December 31, 2014), from the adoption of deemed cost to the fixed assets on the date of the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At June 30, 2015 the provision for losses on these deferred tax assets amounted to R$87,302 (R$ 84,917 at December 31, 2014).

Prepaid expenses

	Consolidated

	06/2015	12/2014

Fistel (*)	514,380	-
Rentals and insurance	45,245	46,434
Advertising not released	113,205	225,423
Network swap (**)	42,046	46,417
Others	15,275	18,577
	730,151	336,851

Current portion	(670,782)	(266,264)
Non-current portion	59,369	70,587

(*) Fistel Rate, paid in March 2015, refers to 2015 and is being amortized on a monthly basis according to its taxable event.

(**) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous reciprocal cession agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas at operation. Given the economic nature of the transaction, the amount was recognized in the current and non-current prepaid expenses account against a corresponding entry to deferred revenues (current and non-current). At June 30, 2015, the current balances were R$8,742 (R$8,742 at December 31, 2014) and the long-term balances were R$33,304 (R$37,675 at December 31, 2014). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Civil	11,396	11,209	384,623	392,270
Labor	54,867	53,127	386,642	347,673
Tax	1,361	1,295	256,966	245,966
Regulatory	-	-	108	108

Non-current installment	67,624	65,631	1,028,339	986,017

Other assets

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Advances to suppliers	161	56	112,744	137,321
Advances to employees	119	50	23,414	4,253
Fiscal incentives	-	-	6,554	6,554
Rights receivable – TIM Celular	11,485	12,259	-	-
Other rights	376	378	43,961	45,816
	12.141	12,743	186,673	193,944

Current portion	(12,141)	(12,743)	(174,664)	(182,018)
Non-current portion	-	-	12,009	11,926

Investments - Parent company

(a)

Interest in subsidiaries

	06/2015
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,344,533	1,006,356
Unrealized earnings	-	(1,562)
Adjusted shareholders’ equity	15,344,533	1,004,794

Net profit for the period	1,241,134	4,725
Unrealized earnings	-	403
Adjusted net profit (loss) for the period	1,241,134	5,128	1,246,262

Income from equity accounting	1,241,134	5,128	1,246,262

Investment amount	15,344,534	1,004,794	16,349,328

	12/2014
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	14,101,630	1,001,566
Unrealized earnings	-	(1,965)
Adjusted shareholders’ equity	14,101,630	999,601

Profit (loss) for the year	1,624,569	(46,188)
Unrealized earnings	-	807
Adjusted profit (loss) for the year	1,624,569	(45,381)	1,579,188

Income from equity accounting	1,624,569	(45,381)	1,579,188

Investment amount	14,101,630	999,601	15,101,231

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 201 3	13,340,411	1,044,847	14,385,258

Income from equity accounting	1,624,569	(45,381)	1,579,188
Stock options	4,681	135	4,816
Supplementary dividends	(482,486)	-	(482,486)
Allocation of dividends	(385,835)	-	(385,835)
Reflection of the supplement amount of post-employment benefit	290	-	290
Balance of investments at December 31, 2014	14,101,630	999,601	15,101,231

Income from equity accounting	1,241,134	5,128	1,246,262
Stock options	1,770	65	1,835

Balance of investments at June 30, 2015	15,344,534	1,004,794	16,349,328

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Property, Plant and Equipment

(a)

Changes in property, plant and equipment

	Consolidated
	Balance at 12/2014	Additions	Write-offs	Transfers	Balance at 06/2015
Cost of property, plant and equipment, gross
Commutation / transmission equipment	15,352,349	-	(585,331)	808,366	15,575,384
Fiber optic cables	517,647	-	(160)	28.452	545,939
Borrowinged handsets	1,800,938	-	(9,563)	79.179	1,870,554
Infrastructure	4,391,570	976,544	(902,416)	235,157	4,700,855
Informatics assets	1,468,792	-	(1,968)	25,319	1,492,143
General use assets	613,588	-	(2,863)	19,667	630,392
Land	40,451	-	-	343	40,794
Construction in progress	671,845	994,862	-	(1,196,483)	470,224

Total property, plant and equipment, gross	24,857,180	1,971,406	(1,502,301)	-	25,326,285

Accumulated depreciation
Commutation/transmission equipment	(10,140,317)	(585,410)	548,636	-	(10,177,091)
Fiber optic cables	(161,975)	(18,541)	15	-	(180,501)
Borrowinged handsets	(1,673,641)	(58,689)	4,019	-	(1,728,311)
Infrastructure	(2,327,097)	(178,679)	638,939	-	(1,866,837)
Informatics assets	(1,234,678)	(41,796)	1,968	-	(1,274,506)
General use assets	(404,543)	(21,724)	2,657	-	(423,610)

Total accumulated depreciation	(15,942,251)	(904,839)	1,196,234	-	(15,650,856)

Property, plant and equipment, net
Commutation / transmission equipment	5,212,032	(585,410)	(36,695)	808,366	5,398,293
Fiber optic cables	355,672	(18,541)	(145)	28,452	365,438
Borrowinged handsets	127,297	(58,689)	(5,544)	79,179	142,243
Infrastructure	2,064,473	797,865	(263,477)	235,157	2,834,018
Informatics assets	234,114	(41,796)	-	25,319	217,637
General use assets	209,045	(21,724)	(206)	19,667	206,782
Land	40,451	-	-	343	40,794
Construction in progress	671,845	994,862	-	(1,196,483)	470,224

Total property, plant and equipment, net	8,914,929	1,066,567	(306,067)	-	9,675,429

The amounts consolidated in the period include the effect of R$306,656 arising from the net write-off related to the sale of towers and an addition in the amount of R$976,544 related to the amount of the assets leased as referred to above (leaseback).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

(b)

Depreciation rates

Annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Borrowinged handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

In 2014, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers the type of the asset, also in conjunction with the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

	Consolidated
	Balance at 12/2014	Additions	Transfer	Write-offs	Capitalized Interests	Balance at 06/2015
Cost of intangible assets, gross
Software rights to use	11,502,962	-	787,782	(15,683)	-	12,275,061
Authorizations	5,078,310	56,842	1,993	-	-	5,137,145
Goodwill	1,527,219	-	-	-	-	1,527,219
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	164,182	-	2,943	-	-	167,125
Intangible assets in development	2,954,175	1,019,742	(792,718)	-	122,137	3,303,336

Intangible assets, gross	21,520,250	1,076,584	-	(15,683)	122,137	22,703,288

Accumulated amortization
Software rights to use	(8,477,702)	(545,572)	-	15,432	-	(9,007,842)
Authorizations	(3,614,957)	(175,734)	-	-	-	(3,790,691)
List of clients	(53,200)	(8,400)	-	-	-	(61,600)
Right to use infrastructure LT Amazonas	(12,802)	(4,955)	-	-	-	(17,757)
Other assets	(38,955)	(4,390)	-	-	-	(43,345)
Total accumulated amortization	(12,197,616)	(739,051)	-	15,432	-	(12,921,235)

Intangible assets, net
Software rights to use	3,025,260	(545,572)	787,782	(251)	-	3,267,219
Authorizations	1,463,353	(118,892)	1,993	-	-	1,346,454
Goodwill (b)	1,527,219	-	-		-	1,527,219
List of clients (c)	42,000	(8,400)	-	-	-	33,600
Right to use infrastructure LT Amazonas (d)	185,400	(4,955)	-	-	-	180,445
Other assets	125,227	(4,390)	2,943	-	-	123,780
Intangible assets in development (e)	2,954,175	1,019,742	(792,718)	-	122,137	3,303,336
Intangible assets, net	9,322,634	337,533	-	(251)	122,137	9,782,053

(a)

Amortization rates

Annual rate - %

Software rights to use	20
Authorizations	5 to 50
Customer list	17.65
Right to use infrastructure - LT Amazonas	5
Other assets	20

(b) Goodwill from previous years

(b.1) Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Accordingly the amount paid for acquiring Intelig amounting to R$739,729 at December 30, 2009 was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

At December 31, 2014, the Company used the value in use method to perform the impairment test, using the following assumptions:

•

Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s fixed and intangible assets at December 31, 2014;

•

the projection of Intelig’s network maintenance and operation costs was based on the Company’s expected inflation rate (5.2% p.a.) which is consistent with the projections prepared by market participants;

•

the term used for the impairment test was 12 years, consistent with the average useful life of Intelig’s network assets; and

•

the discount rate applied over the projected cash flows was 12.32% p.a.

The results of the test held at December 31st, 2014 indicated that there was no need of impairment to be recorded.

At June 30, 2015 the Company revised the impairment indicators and did not identify any need to revise the impairment test in the period.

(b.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling the offer of new products to its customers and the reduction of the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from the residential broadband business. The impairment test of goodwill considered this CGU and the value in use methodology. The following assumptions were taken into consideration:

•

Growth percentages in the client base, aligned with the Company’s business plans;

•

Increase in provided service revenues due to the mix of granted speed performance and the option voice over IP;

•

Projections of operation and maintenance costs considering the growth in the client base, eventual scale gains and inflation effects. The Company’s expected inflation rate for the operating expenditures of Fiber (5.2% p.a.) is aligned with the projections prepared by the main market participants;

•

Considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

•

The discount rate for the future cash flows was 13.25% p.a.

It is important to emphasize that the network synergies from the formers TIM Fibers (leased line savings, like it occurs in the case of Intelig network) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. If necessary, these synergies can also be taken into account in the annual impairment tests ..

The result of these impairment tests performed in December 31, 2014 showed no evidence of the need to provide for losses.

At June 30, 2015 the Company revised the impairment indicators and did not identify any need to revise the impairment test in the period.

 (b.3)

Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações S.A., converting these companies in wholly-owned subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company’s parent company in 2005.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need for constitution of impairment provision. The assumptions used for these estimates were detailed above.

(c)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(d)

Right to use of infrastructure - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefónica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs.

 (e)

Auction and payment of 700 MHz 4G License

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as set forth in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and monetary restatement by the IGP-DI, and these amounts are capitalized by the Company. The impacts on the balance as at June 2015 were of R$3,785 (R$468 in December 2014) of interest and R$3,410 (R$719 in December 2014) of monetary restatements.

Additionally, as set forth on the call notice the Company will bear the costs regarding the cleaning of the frequency band purchased. The nominal due amount by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently splited by Anatel among the companies that won the auction of, totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, TIM, together with other companies that won the auction constituted in March 2015 a managing entity, named “EAD”. On a yearly basis, from 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the timetable established in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 relates to a long-term obligation, it was reduced in R$47 million from the application of the present value adjustments (“AVP”). Monthly, AVP interests are recognized, as well as there are monetary restatements based on the IGP-DI index. During the period ended June 30, 2015, the impact generated by the appropriation of AVP interest was R$14,103 (R$2,068 in December 2014), while the impact from monetary restatement was R$40,840 (R$10,466 in December 2014).

As at April 9, 2015, the first payment in the amount of R$370,379 was made to EAD.

The licenses mentioned above were considered qualifying asset. Consequently, the finance charges on funds that are raised without a specific destination, used to obtain a qualifying asset, are capitalized at an average rate of 11.51% from the borrowings and financings that are active in the period. The amount capitalized at the period ended June 30, 2015 was R$104,249 (R$12,677 in December 2014).

Leasing

Assets

	Consolidated
	06/2015	12/2014

LT Amazonas	197,620	195,036
	197,620	195,036

Current portion	(1,792)	(1,525)
Non-current portion	195,828	193,511

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, TIM Celular and Telefónica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefónica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$378,727.

The table below includes the schedule of cash receipts of the agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amounts

Until June 2016	22,000
From July 2016 to June 2019	80,832
From July 2020 onwards	275,895
378,727

The present value of installments receivable is R$197,620 (R$195,036 in 2014), of which R$185,558 of principal and R$12,062 of interest accrued until June 30, 2015. It was estimated on the date of execution of the agreements entered into with the transmission companies, projecting future cash receipts based on an inflation rate of 5.22%, discounted at 12.56%.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Liabilities

	Consolidated
	06/2015	12/2014

LT Amazonas	335,307	329,669
Sale of Towers	989,954	-
	1,325,261	329,669

Current portion	(18,000)	(3,642)
Non-current portion	1,307,261	326,027

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force related to the LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amount

Until June 2016	41,642
From July 2016 until June 2019	148,211
From July 2020 onwards	504,859
694,712

The consolidated nominal value of future installments due by TIM Celular is R$694,712. Its present value is R$335,307 (R$329,669 in 2014), that is composed by R$313,001 of principal and R$22,306 of interest accrued until June 30, 2015 and was estimated on the date the agreements were signed with the transmission companies by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations were already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

As a result of the tower lease agreement (MLA), TIM Celular agreed to lease part of the space existing on the same towers for a period of 20 years to be counted as from the date of transfer of each tower. The agreement provides for monthly lease amounts according to the type of tower (greenfield and rooftop), annually restated by the IGP-M index.

The table below includes the schedule of payment of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Until June 2016	118,033
From July 2016 to June 2019	418,492
From July 2020 onwards	1,342,660
1,879,185

The consolidated nominal amount of future installments payable by TIM Celular is R$1,879,185. Their present value is R$989,954, of which R$976,544 of principal and R$13,410 of interest accrued until June 30, 2015. It was estimated on the date of execution of the agreement, projecting future payments based on an inflation rate of 5% and discounted at 14.39%.

Suppliers

	Parent Company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Local currency
Suppliers of materials and services	3,270	1,218	3,737,058	5,083,718
Interconnection (a)	-	-	73,186	154,641
Roaming (b)	-	-	1,171	635
Co-billing (c)	-	-	66,677	56,388
	3,270	1,218	3,878,092	5,295,382

Foreign currency
Suppliers of materials and services	274	-	78,750	82,780
Interconnection (a)	-	-	-	323
Roaming (b)	-	-	18,998	23,719
	274	-	97,748	106,822

Current portion	3,544	1,218	3,975,840	5,402,204

(a)

This refers to the use of the networks of other landline and mobile telephone operators, when calls are initiated from TIM’s network and ending in the network of other operators.

(b)

This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)

This refers to calls made by a customer who chooses another long-distance operator.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Borrowings and financing

					Consolidated
			Maturity
Description	Currency	Charges	date	Collateral	06/2015	12/2014
BNDES	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	Secured by TIM Part. and receivables from TIM Celular	2,316,757	2,522,781

BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	103,723	92,939

BNDES	UM143	SELIC + 2.52%	Jul/22	Secured by TIM Part. and receivables from TIM Celular	967,057	913,208

BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	Secured by TIM Part. and receivables from TIM Celular	358,518	386,420

BNB	R$	10.00% p.a.	Jan/16	Bank surety and security by TIM Part.	6,442	11,966
Banco do Brasil (CCB)	R$	106.50% of CDI	Sep/15 to Dec/15	-	324,864	413,458
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	185,747	190,841
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1.32% p.a.	Sep/16 to Feb/20	Bank surety and security by TIM Part.	1,477,100	1,264,463
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	371,882	318,387
KFW	USD	Libor 6M+ 1.35% p.a.	Apr/19	Security by TIM Part.	276,809	266,509
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sep/15	-	155,890	133,448
Cisco Capital	USD	1.80% p.a.	Sep/18 to Nov/19	-	249,191	239,999
Total					6,793,980	6,754,419

Current					(1,254,951)	1,281,554
Non-current					5,539,029	5,472,865

The parent company TIM Participações does not have borrowings or financing at June 30, 2015.

The foreign currency borrowing taken out with Banco BNP Paribas and the financing obtained by TIM Celular signed with BNDES, were obtained to expand the mobile telephone network, and they have restrictive clauses that require compliance with certain financial ratios that are calculated on a half-yearly basis (“covenants”). The subsidiary TIM Celular has been complying with all covenants.

In December 2013, TIM Celular entered into a financing agreement with BNDES in the total amount of R$5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$2,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$428 million at a cost of 3.50% p.a. and a total term of 7 years (regarding PSI line); iv) R$189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$45 million at a cost of TJLP and a total term of 8 years.

In April 2014, TIM Celular received the first release of this line in the amount of R$1,749 million, of which i) R$770 million at a cost of TJLP + 2.52%; ii) R$845.5 million at a cost of SELIC + 2.52%; iii) 4.5 million at a cost of TJLP and; iv) 129 million at a fixed cost of 3.5% p.a. (PSI).

In December 2014, TIM Celular made a new withdrawal from BNDES regarding the credit facility entered into in December 2013, in the amount of R$12 million, at TJLP cost and total term of 8 years.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 (CPC 07 – R1) – Accounting for Government Grants and Disclosures of Government Assistance. Therefore, using the effective interest rate method defined in IAS 39 (CPC 38) - Financial Instruments: Recognition and Measurement, a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at June 30, 2015, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$83 million. This amount was recorded in the “Deferred Revenues” group of accounts under “Government Grants” and is deferred for the useful life of the asset being financed and periodically taken to the income as “Other Subsidies Revenue”.

In April 2014, TIM Celular entered into a credit agreement with KFW Bank in the amount of USD 100 million. Simultaneously, a forward swap transaction was contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after factoring in the swap was 102.5% of the CDI rate with a final term of 4.5 years.

In September and December 2014, the Company entered into the amendments to the Bank Credit Certificates (Cédulas de Crédito Bancário, or CCBs) existing with Banco do Brasil in the amount of R$150 million each (totaling R$300 million), extending for one more year the maturities originally agreed for September and December 2014. The new maturities of the transactions are, therefore, September and December 2015. The cost of the transactions remained the same, that is 106.5% of CDI.

In October 2014, TIM Celular entered into a new financing agreement with Cisco Systems Capital, in the amount of USD50 million. Simultaneously, a forward swap was contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after the contracting of the swap was 91.9% of CDI with final term of 5 years.

In the first semester of 2015 no new borrowings and/or financings were contracted by the company or any of its subsidiaries.

As an event subsequent to the closing of the second quarter, however, TIM Celular S.A. made an early payment in the curve of the CCBs existing with Banco do Brasil in the amount of R$300 million at a cost of 106.5% of the CDI. This prepayment occurred on July 1, 2015 and aimed at the efficient management of the Company’s indebtedness through the payment of its more expensive debts.

The subsidiary TIM Celular engages into swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to “hedge accounting”.

The long-term portions of borrowings and financing at June 30, 2015 mature as follows:	Consolidated

2016	1,501,644
2017	976,609
2018	835,024
2019	1,088,931
2020 onwards	1,136,821
5,539,029

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20 (CPC 07-R1). The PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated as at June 30, 2015, the PSI credit lines would have an amount lower than that presented in the quarterly information by approximately R$13 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, JP Morgan, KFW and Banco do Brasil, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (“BEI”). The fair value of the transaction is approximately R$3 million less than the accounting balance.

Labor obligations

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Social charges	263	221	57,526	46,299
Salaries and provisions payable	1,081	1,715	168,663	149,994
Employees’ withholding	173	183	7,749	12,336
	1,517	2,119	233,938	208,629

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Indirect taxes, fees and contributions payable

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

ICMS	-	-	428,232	561,845
ANATEL taxes and fees	-	-	20,723	35,627
ISS	98	35	46,916	38,776
Others	141	190	8,382	9,742
	239	225	504,253	645,990

Current portion	(239)	(225)	(504,155)	(645,896)
Non-current portion	-	-	98	94

Direct taxes, fees and contributions payable

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Income tax and social contribution	-	-	433,330	267,030
PIS/COFINS	-	-	61,931	71,836
Others (*)	7	14	49,267	52,472
	7	14	544,528	391,338

Current portion	(7)	(14)	(309,107)	(162,311)
Non-current portion	-	-	235,421	229,027

(*) Refers basically to the subsidiary TIM Celular, which, in 2009, joined the REFIS program - a federal fiscal program that permits the Companies to refinance liabilities arrears on federal taxes (PIS, Cofins, IR and CSL) in installments.

Deferred revenues

	Consolidated

	06/2015		12/2014

Prepaid services to be provided (1)	365,890		393,585
Government grants (2)	82,960		92,295
Network swap (3)	42,046	4	46,417
Anticipated receipts	29,361		33,150
Disposal of property, plant and equipment (4)	801,846		-
	1,322,103		565,447

Current portion	(440,566)		(427,862)
Non-current portion	881,537		137,585

(1)

This refers to minutes not used by customers of pre-paid system services, which are appropriated to income when customers actually use these services.

(2)

Refers to funds withdraw released under the credit facility from the BNDES Investment Sustainability Program (BNDES PSI), up to June 2015, the amount disbursed totaled R$602,500 (R$602,500 at December 31, 2014). This transaction is classified within the scope of IAS 20 (CPC 07-R1) - Accounting for Government Grants and Disclosures of Government Assistance. The total sum of the subsidies granted by the BNDES to date was R$130,668. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other (expenses) revenues, net” group (Note 34).

(3)

Refers mainly to the transfer of onerous reciprocal cession contracts for infrastructure of fiber optics (Note 13).

(4)

Refers to the net balance of residual amounts from the disposal of towers which will be transferred to income upon the fulfillment of the conditions for accounting recognition.

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings on civil, labor, tax and regulatory areas which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated

	06/2015	12/2014	06/2015	12/2014

Civil (a)	-	-	106,553	103,303
Labor (b)	3,698	3,103	66,357	62,947
Tax (c)	-	-	207,658	194,845
Regulatory (d)	-	500	31,110	45,414
	3,698	3,603	411,678	406,509

The changes in the provision for legal and administrative proceedings is summarized as follows:

	12/2014	Additions, net of reversals	Payments	Monetary restatement	06/2015

Civil (a)	103,303	141,390	(163,842)	25,702	106,553
Labor (b)	62,947	4,526	(1,512)	396	66,357
Tax (c)	194,845	7,655	(1,209)	6,367	207,658
Regulatory (d)	45,414	(1,288)	(1 4,224 )	1,208	31,110
	406,509	152,283	(180,787)	33,673	411,678

(a)

Civil proceedings

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk of loss. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main lawsuits for which a provision has been recorded:

a.1.

Consumer lawsuits

The subsidiaries are parties to 13,871 lawsuits (14,196 at December 31, 2014), which refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$53,864. Especially, for TIM Celular, regarding alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services. In regard to the subject matters underlying the cases against Intelig, we point out lawsuits regarding improper charging and unjustified inclusion in bad debtors’ lists.

a.2.

Suit filed by Botafogo Comércio e Importação Ltda.

Refers to a suit filed by a former commercial partner, that alleged that TIM has not complied with the contract entered into and practiced unfair competition, which makes it unfeasible for the partner to remain in business. TIM was sentenced by the lower court and the Court of Appeals to the payment of related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$4,202. Pari passu TIM filed an Action for Annulment with a view to annulling the sentence handed down in the Action for Compensation. The Reporting Justice Officer rendered a decision in the case of the Action for Annulment and granted an interlocutory relief to prohibit any lien on assets against TIM and its subsidiaries in the proceedings of settlement of the sentence until the final decision of the Action for Annulment. The judgment of the Action for Annulment is now awaited, and the lawsuit filed by Botafogo is currently suspended.

a.3.

Collection suit filed by Mattos & Calumby Lisboa Advogados Associados

The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of legal counseling fees for services rendered to former TIM, claiming to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase, in the amount of R$4,715. The amount of R$3,516 was recently ascertained, and the remainder is still under discussion.

a.4. Collection suit filed by TVM Comércio e Representações Ltda.

Collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular S.A. and against DM5 Comércio e Representação Ltda. (DM5) in the historical amount of R$4,019, in which TVM seeks a condemnation of TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S.A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. The lawsuit was ruled to be valid by the lower court and the Court of Appeals, and TIM and DM5 were jointly and severally condemned to pay the amount of R$5,463. TIM filed a Special Appeal against Court of Appeals decision. The Appeal filed by TIM was partially granted to reverse the decision with respect to the application of the penalty of 10% on the amount of credit in relation to TIM, but maintaining the penalty against DM5. TIM filed a special appeal, which was denied. TIM filed an interlocutory appeal and awaits judgement.

a.5. Collection suit filed by Problem Solver Consultoria & Comunicações Ltda.

Intelig was involved in a creditor’s action filed by Editora JB/Gazeta Mercantil, as there was an understanding regarding creation of an economic group with the companies belonging to the Docas Group. As a result, it was decided to freeze Interlig’s accounts. Intelig filed an interlocutory appeal which was rejected. The special appeal was rejected and Intelig filed an interlocutory appeal against this decision. Concomitantly, the plaintiff initiated execution of the costs of loss of suit. The total amount discussed in the action is R$4,376.

(b)

Labor claims

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 17,206 labor claims at June 30, 2015 (17,534 at December 31, 2014) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers.

Another significant portion of the proceedings that exist relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At June 30, 2015, the provision for these cases amounts to R$10,900 (R$15,235 at December 31, 2014).

(c)

Tax proceedings

The Company and its subsidiaries have tax assessments in which our external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full as of the date of this positioning, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

In the case of federal taxes, a provision for TIM Celular has been made for seven cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, currently totaling R$33,672. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger. The updated amounts provided currently total R$29,026.

The provision for Intelig regarding federal taxes has been accounted for five cases of dismissal of federal tax offsetting with IRPJ negative balance and using the CSLL due for periods before the offsettings, currently totaling R$5,642.

Regarding state lawsuits, the provision recorded for TIM Celular includes the total updated amount of R$51,069. This total includes the amounts for tax assessments questioning the reversal of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$23,405.

The provision made for Intelig’s state taxes currently amount to R$21,023. This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$16,728.

Regarding municipal taxes, the provision recorded for TIM Celular supports the updated total amount of R$1,417. This total includes the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services provided overdue for more than 60 days.

Tax proceedings arising from the acquisition of Intelig and included in its PPA process, amount to R$94,835.

(d)

Regulatory proceedings

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The subsidiaries submitted to Anatel administrative defenses, filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the alleged violations often occurred due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

(e)

Legal and administrative proceedings involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the quarterly information as shown below:

	Consolidated

	06/2015	12/2014

Civil (e.1)	953,180	863,303
Labor (e.2)	504,154	489,790
Tax (e.3)	8,751,253	9,088,630
Regulatory (e.4)	72,354	91,934
	10,280,941	10,533,657

The administrative and legal proceedings assessed as possible losses are monitored by the Management and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1.

Civil

e.1.1 Actions filed by consumers

The subsidiaries are parties to 86,069 lawsuits (84,617 at December, 31, 2014), that refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$400,830 for which, the risk of loss is considered possible ..

e.1.2.

Class actions

There are several class actions against subsidiaries where the risk of loss is regarded as being possible, these claims include the quality of the network, the agreements, contractual sections, handsets, assistance, billing etc.

Regarding class actions involving Intelig for which, the risk loss of which is considered possible, the following are worth mentioned: (i) public civil suit filed by the State of Rio de Janeiro involving advertising in the company’s building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and the Federal District; (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Uberlândia, Fortaleza and São Paulo; and (iv) a public civil action filed by the District Attorney of the State of Minas Gerais, questioning the alleged incorrect charging of users ..

e.1.3.

Other actions and proceedings

Indemnity lawsuit filed by Secit Brasil Ltda., alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). No lower level judgment has been handed down. The amount of the risk is R$9,758.

TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda. and DM5 Comércio e Representação Ltda., to have them sentenced to pay R$8,516 plus monetary restatement and interest related to the debt from products delivered by TIM to develop resale activities. DM5 filed a Counterclaim for the return of stores transferred to TIM, and the refund of dividends it may have earned from the exploitation of said stores, or alternatively, that TIM be sentenced to pay an indemnity corresponding to the “market value” of the stores, to be ascertained by an expert valuation. The total claimed by DM5 is R$5,861. Currently, the proceedings are in the expert examination phase. No lower court decision has been handed down.

TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), in the amount of R$4,000. No lower court decision has been handed down.

TIM is a defendant in a declaratory lawsuit filed by CONSERTREL Cadastros, Serviços e Representações Ltda., a former partner that requests the amount of R$3,203. No lower court decision has yet been handed down.

TIM is a defendant in a lawsuit filed by SINDIVENDAS/CE for breach of contract. The court sentenced TIM to maintain the injunction granted, with payment to the plaintiff of the amount of R$5,164 as fine for breach of contract. TIM will file an appeal to reverse the judgment. A decision rendered by the trial court, in the case records of the Interlocutory Appeal, ruled as null the order that granted the request for TIM to be notified for payment of daily fines. TIM challenged the terms of the motion filed by SINDIVENDAS, which is pending judgment.

TIM is a defendant in an Action for Annulment of Contract filed by the Penna Group, in which the latter claims payment of commissions it allegedly had not been paid, in addition to moral and material damages. The amount claimed is R$10,952. No lower court decision has yet been handed down.

TIM filed an action against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the “H” Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine .. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

TIM filed for the annulment of the administrative proceeding against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of SMP in the amount of R$11,519. Company´s request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. The judge of the lower court ruled in favor of approval of the claim in full, and declared the debt unenforceable. The case records are pending judgment at the Federal Regional Court.

In addition to the lawsuits mentioned above, there are ten notices of violation filed by the Consumer Protection Foundation - Procon/SP - against TIM Celular and the fines imposed for them vary from R$3,192 to R$7,133. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of “blocking of telemarketing”, TIM obtained an injunction suspending the effects of the administrative decision upon submission of a Letter of Guarantee. A new fine has been imposed due to “blocking of telemarketing” and TIM filed an administrative appeal. There is still no decision at the legal level for none of the cases mentioned.

TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers in the amount of R$7,133 for each assessment. TIM filed an administrative appeal in all cases above, which is pending judgment.

TIM Celular S.A. and others filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$29,749. A lower court decision is still pending.

TIM filed an annulment action against PROCON in the State of Goiás regarding the application of an administrative fine in the amount of R$5,058, arising from alleged shortcoming in the provision of services given non-availability of network coverage in Goiânia. A lower court decision is still pending.

TIM was assessed by Procon of the State of Espírito Santo in the amount of R$5,500, under an administrative proceeding to investigate alleged violation of consumer relations caused by TIM’s refusal to replace improper, unsuitable or reduced value product with another of the same type in perfect condition, or to immediately reimburse the amount paid, or the proportional reduction in price, at consumer’s discretion. TIM filed an Action to annul the debt referred to above. An interlocutory relief was granted to suspend the obligation to pay the debt. No lower-court decision has yet been handed down.

TIM was assessed by Procon of the State of Espírito Santo based on complaints made by consumers with respect to failure to comply with State Law No. 9176/009, which refers to the “Do Not Call” register regarding advertising messages, in the amount of R$5,205. TIM filed an administrative appeal, which is pending judgment.

TIM filed an Action against ANATEL with request for an interlocutory relief to suspend the obligation to pay the installments referring to 2% of the revenues obtained from value-added and interconnection services, in the amount of R$13,852, claiming that the contractual burden relative to the extension of use of the radiofrequency related to Instruments of Authorization PVCP Nos. 002/2006, 088/2008, 089/2008, 001/2009 and 172/2013 be imposed only on the revenues obtained from the SMP but not on the revenues obtained from the interconnection and SVA services. No lower-court decision has yet been handed down.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$8,721, due to an administrative proceeding to investigate alleged shortcomings in the services provided in the State of Minas Gerais. TIM lodged an administrative appeal and awaits a decision on the case.

TIM is a defendant in an administrative proceeding filed by the District Attorney’s Office of Minas Gerais that seeks to ascertain actions violating consumer relations regarding the charging of deductibles on mobile broadband data traffic. TIM has submitted its arguments and provided the District Attorney with clarification. After the clarification, the entity handed down a decision that imposed a fine on TIM of R$5,160. TIM filed an administrative appeal, which was denied. TIM will file an Action for Annulment.

TIM was assessed by the Attorney’s Office of Minas Gerais in the amount of R$9,143 due to an administrative proceeding intended to ascertain violations of consumer relations by making available the “control plan” service with lack of quality. TIM filed an administrative appeal, which is pending judgment.

TIM was assessed by the Attorney’s Office of Minas Gerais in the amount of R$9,143 due to an administrative proceeding intended to ascertain violations of consumer relations, questioning TIM with respect to an SMP agreement clause that classifies as undue use by the consumer the static use of the cell phone at a rate of 60% of the traffic originated by the client and incoming calls at a rate lower than 33% of the volume originated per month. TIM filed an administrative appeal, which is pending judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$5,558 due to an administrative proceeding that seeks to ascertain actions violating consumer relations by making available the contracting of added-value services (VAS), via SMS, without providing consumers with prior knowledge of the contract content or price, as well as stipulating automatic subscription renewal in the contract. TIM filed an administrative appeal, which is awaiting judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$4,169 due to an administrative proceeding that seeks to ascertain actions violating consumer relations imposing on the consumer, under its “TIM Liberty” Plan, the contracting of an unlimited SMS package service at a fixed price, without the prior express authorization of the consumer. TIM filed an administrative appeal, which is awaiting judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$9,053 due to an administrative proceeding that seeks to ascertain actions violating consumer relations, which questioned the tie-in sales of mobile handsets and post-paid SIM cards. TIM filed an administrative appeal, which is awaiting judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$4.169 due to an administrative proceeding that seeks to ascertain actions violating consumer relations upon making available the contracting of “TIM Agenda” service (VAS), via SMS, without providing consumers with prior knowledge of contract content or price, as well as including automatic subscription renewal in the contract. TIM filed an administrative appeal, which is awaiting judgment.

TIM filed an annulment action against ANATEL, whereby it argued that the collection of a 2% surcharge on interconnection revenues should be annulled, amounting to R$34,181. A lower court decision is still pending.

TIM filed an annulment action against ANATEL regarding payment for extension of radiofrequency use rights linked to the provision of SMP services on interconnection and value added services (VAS) revenues, in the updated amount of R$20,877. According to the decision rendered, the lawsuit became prejudice, since the payment of 2% on VAS and interconnection had already been analyzed in Action for Payment in Court No. 0020904.41.2012.4.01.3400. TIM filed an appeal on the merits of the case, the judgment of which is still pending.

TIM filed an annulment action against ANATEL regarding PADO No. 53500.013494/2008, which charges an administrative fine of R$13,521 for alleged non-compliance with service quality targets regarding the period from October 2007 to December 2008. No lower court decision has been handed down.

TIM filed an action for annulment against the assessment issued by the PROCON/DF, in the amount of R$3,688, in an administrative proceeding intended to investigate alleged violations to the Consumer Defense Code (Law 8078/90), the SAC Decree (Law 6523/2008) and pricing rules (Law 10962/2004). TIM filed an interlocutory appeal for suspension of the enforceability of the debit. There has been no decision by the lower courts.

Among the lawsuits of Intelig classified as a possible risk, worthy of note are:

The collection lawsuit filed by Orolix Desenvolvimento de Software Ltda., which is requesting the amount of R$5,433 based on alleged breach of contract. The case records are currently under expert investigation, and there is still no decision from the lower court.

e.1.4. Social and environmental claims

On April 20, 2015, an Instrument of Acknowledgement was drawn up by the Subadministration of Casa Verde, regarding the alleged performance of works and services in public roads, without the due Instrument for Permission to Use (Termo de Permissão de Uso, or TPU) and installation license. The amount of the fine is R$3,217. TIM filed an administrative appeal seeking annulment of the assessment notice, which is pending evaluation by the authority.

e.2.

Labor claims

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor District Attorney’s Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor District Attorney’s Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court). An appeal was filed with the Federal Supreme Court (STF) and a decision is being awaited.

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor District Attorney’s Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal.

The Labor District Attorney’s Office filed an Ordinary Appeal in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor District Attorney’s Office is without foundation. Dissatisfied with the decision, the District Attorney’s Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, Jornal do Brasil and JB Editora, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.1. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment, and a decision is now awaited.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment) for undergoing the entry. In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay on management’s fees and (iv) failure to properly fill out the FGTS Payment Bill - GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in service agreements, a legal action was filed to have the assessment reversed.

e.3. Taxes

e.3.1. Federal Taxes

The principal issues under dispute, relating to assessments issued by the tax authorities, are as follows:

(i)

Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on this benefits on Federal Revenue Department (RFB) and failure to pay the IRPJ and CSLL amounts due by estimative.

The original amount of R$1,310,852 is classified as a possible loss.

(ii)

Method of offsetting tax losses and negative bases. The original amount involved, classified as a possible loss, is R$85,135.

(iii)

 Collection of CSLL on monetary variations for swap transactions. The original amount, classified as a possible loss, is R$35,662.

(iv)

 Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming.

The original total amount involved is R$236,962, of which the original amount of R$150,763 is classified as a possible risk, and the original amount of R$3,395 is classified as a probable risk. The updated value of this is R$4,017, with the original amount of R$82,804 being reclassified as remote. For Intelig, the original amount, classified in full as a possible risk, is R$33,722.

(v)

Charge of IRPJ, PIS/COFINS and CSLL for the non-approval of credits for withholding tax on financial investments and negative IRPJ balance used to set off against CSLL and COFINS, and partial approval of a request for registration of a borrowing under Law No. 9718/98. The original amount involved, classified as a possible risk, is R$290,087.

e.3.2. State Taxes

The principal issues under dispute relate to questioning by the state treasury authorities of alleged failure to pay ICMS, improper credits, failure to meet ancillary obligations and other aspects judged to be improper, in respect of:

(i)

Payment of tax on the supply of telecommunications services, the sale of cell phones and top up credits for the prepaid service.

Proceedings being heard in the States of SC, PR and PB. The original amount involved, classified as a possible risk, is R$67,320.

(ii)

 ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted.

Proceedings being heard in the States of BA, CE, SP, MT, PB, MG, PR and RJ. The original amount, classified as a possible risk, is R$616,706.

In the case of Intelig, under the above headings, there is a proceeding being heard in the State of SP. The original amount involved, classified as a possible risk, is R$18,594.

(iii)

 Taxation of international roaming services. Proceedings being heard in the State of RJ for an original amount of R$25,567, which is classified as a possible risk.

(iv)

 Credits booked for the return of cell phones on free borrowing. Proceedings being heard in the State of SP. The original amount, classified as a possible risk, is R$85,134.

(v)

 Failure to include conditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file.

Proceedings being heard in the States of SP and MG. The original amount involved, classified as a possible risk, is R$1,264,186.

(vi)

 Lack of payment due to an allegedly improper reversal of debits, undue use of credits arising from transactions subject to the tax substitution regime, reconciliation of the tax control register with the related ancillary obligations (electronic data file for services provided, pursuant to Agreement 115/2003), proper registration of goods inwards and outwards, as well as and rejection of request to offset credit against a specific ancillary obligation (ICMS Information and Calculation Guide - GIA).

Proceedings being heard in the States of SP and BA. The original amount, classified as a possible risk, is R$144,371.

(vii)

 Formalities in registers of movements of goods, chiefly prior to the date when the Tax Substitution regime was introduced.

Proceedings being heard in the States of SP, BA and CE. The original amount, classified as a possible risk, is R$198,135.

(viii)

Use of tax benefit (Program for Promoting the Integrated Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin.

Proceedings being heard in the State of SP and in the DF. The original amount, classified as a possible risk, is R$698,898.

(ix)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98.

Proceedings being heard in the State of PE. The original amount, classified as a possible risk, is R$87,550.

(x)

ICMS incidence and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law.

Proceedings being heard in the States of RN and BA. The original amount, classified as a possible risk, is R$67,941.

(xi)

Use of credit to purchase electricity for the companies’ production processes.

Proceedings being heard in the States of PR, PE, RJ, SP, CE, PB and BA. The amount of R$151,926 is classified as possible.

(xii)

Credit reversal and late use of credit for purchase of fixed and intangible assets.

Proceedings being heard in the States of SP, RS, RJ, PB, PR and BA. The original amount, classified as a possible risk, is R$595,822.

(xiii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS.

Proceedings being heard in the State of SP. The original amount, classified as a possible risk, is R$17,568.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

e.3.3. Municipal Taxes

The principal issues are: (i) alleged non-payment of ISS on the following services: technical programming, administrative plan cancellation service, telephone directory support, supply of data and information and network infrastructure sharing. Proceedings being heard in the Municipality of Rio de Janeiro; (ii) payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company; and (iii) collection of ISS on import of services.

The original amount, classified as a possible risk, is R$240,234.

e.3.4. FUST – Telecommunications Services Universalization Fund

Collection of FUST contribution as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST contribution on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

The original amount, classified as a possible risk, is R$1,035,180 for TIM Celular and R$98,604 for Intelig.

e.3.5. FUNTTEL – Telecommunications Technical Development Fund

Payment of the FUNTTEL contribution principally on interconnection revenues, as described in item “e.3.4”. The original amount, classified as a possible risk, is R$366,859 for TIM Celular and R$25,678 for Intelig.

e.4. Regulatory

On obtaining an extension of the period of authorization for the use of SMP-related radio frequencies, the subsidiary TIM Celular became liable for the contractual payments on net revenues from the service plans sold under the terms of each authorization. Since 2011, however, Anatel has also been including in the calculation base for this liability the revenues from interconnection and, since 2012, the revenues from Value Added Services. The Company’s position is that these revenues should not be included, since this is not specifically stated in the original Instrument of Authorization. Administrative appeals were therefore lodged against these payments, and if they are unsuccessful appeals will be filed in the courts. As at June 30, 2015, TIM Celular had overdue and disputed administrative and legal proceedings amounts, related to authorizations renewal that reaches R$127 million.

In November 2012 Anatel published Ruling No. 13/2012, in which the Governing Council of the Agency expresses its understanding that “The calculation base for the amount payable for renewal of the right to use radio frequencies, granted under the Instrument of Authorization for the supply of Personal Mobile Services (SMP), includes, among other things, revenues from interconnection, additional facilities or amenities, and operating revenues from the provision of SMP.” Accordingly, on December 21, 2012, TIM submitted to Anatel a Request for the Annulment of Ruling No. 13/2012. This request was denied in December 2014, and TIM submitted a Request for Reconsideration on February 9, 2015, which is pending judgment on the merits by Anatel.

Also in relation to the liability on radio frequency renewals, the subsidiary TIM Celular has filed an administrative proceeding challenging the legality of Anatel’s collection supplementary amounts, since 2013, for earlier calculation periods. In the courts, it has obtained a favorable decision at the first instance rejecting the inclusion of interconnection revenues in the calculation base; Anatel is currently appealing this decision.

In view of the renewals of authorization for the use of radio frequencies, the subsidiary was ordered by Anatel, improperly in its opinion, to pay the new Facilities Inspection Fee (“TFI”) for all its licensed radio base and mobile stations, even though all of them have already been licensed, of operation in the areas where it provides services, in the amounts shown in the following table:

State	Instrument of Authorization	Expiry date	Act	Amount
Paraná (except the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57551 of 04/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5520 of 09/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	04/14/2024	1848 of 04/13/2009	R$333
Ceará	084/2008/PVCP/SPV	11/28/2023	7385 of 11/27/2008	R$41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7383 of 11/27/2008	R$20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7390 of 11/27/2008	R$19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7386 of 11/27/2008	R$15,020
Piauí	088/2008/PVCP/SPV	03/27/2024	7389 of 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	05/15/2024	7388 of 11/27/2008	R$54,000
Bahia and Sergipe	412/2012/PVCP/SPV	08/06/2027	3833 of 07/06/2012	R$110,803
Minas Gerais	172/2013/PVCP/SPV	04/07/2028	710 of 01/30/2013	R$185,647

The new demand for payment of TFI is not supported by the current legislation, in the Company’s view, and accordingly it has been challenged at the administrative level, but it was refuted by Anatel after completion of the administrative proceeding is being treated on legal level, where a favorable injunction has been obtained suspending execution of payment until a final ruling is issued on the case.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated

	06/2015	12/2014
	(6 months)	(12 months)

Opening balance	286,275	299,813

Additions, net of write off (*)	(190,242)	(21,453)
Monetary restatement	2,725	7,915

Closing balance	98,758	286,275

(*) The amounts consolidated in the period include the effect of R$153,532 arising from the write-off related to the sale of towers (see notes 1 and 19).

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market participants; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 11.79% p.a. at June 30, 2015 (9.98% p.a. at December 31, 2014).

Shareholders’ equity

a

Paid-up Capital

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid-up capital is represented as follows:

	06/2015	12/2014

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid-up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

At meetings held on September 5, 2014 and October 6, 2014 the Board of Directors of TIM Participações approved the increase of paid-in capital of R$19,301 and R$7,227, respectively, by issuing 2,503,353 and 896,479 new common shares arising from the exercise of call options by the beneficiaries of the company’s Long-Term Incentive Plan in that order (see Note 29).

b

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	06/2015	12/2014

Special goodwill reserve	380,560	380,560
Stock options	18,474	16,372
Tax benefit reserve	947,538	947,538
	1,346,572	1,344,470

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BRGAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded based on balances at December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 29).

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at June 30, 2015 and December 31, 2014 was R$947,538.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital. Additionally, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can only be used for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and Article 194 of Law No. 6404/76 and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws, approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the adjusted profit.

At December 31, 2014, the dividends were calculated as follows:

12/2014

Net Profit for the year	1,546,419
(-) Legal reserve constitution	(77,322)
Adjusted net profit	1,469,097

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted net profit
367,274

Dividends per share (Reais per share)	0.1518

An Annual and Extraordinary General Meeting (“AGOE”) of TIM Participações S.A., held on April 14, 2015, approved payment of mandatory minimum dividends amounting to R$367,274. This amount was distributed on June 16, 2015.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Stock options

2011-2013 Plan

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of the common shares of TIM Participações; and (2) performance of the share price of TIM Participações against a benchmark defined by TIM’s Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

•

2011 Grant

Regarding the 2011 Grant, one third of the options could have been exercised by the end of July 2012. However, at the end of July 2013, two thirds of the options could not be exercised as the minimum performance conditions accumulated between 2011 and 2013 were not met. At the end of the first semester of 2014, two thirds could be exercised. The performance conditions of this grant were measured over the 2012-2014 three-year period, with measurements made in July of each year.

The exercise value on the grant date (08/05/2011) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average takes into account the volume traded and the trading price of TIM Participações shares during the 30-day period preceding 07/20/2011 (the date on which the Board of Directors approved the benefit).

On 08/05/2011, options were granted for the purchase of 2,833,596 shares. As at September 30, 2014, all the 1,532,132 vested options had been exercised. The remaining 1,301,464 options are considered to have lapsed, since the minimum eligibility conditions provided for in the Plan had not been fulfilled.

As at June 30, 2015, there is no vested options outstanding.

The significant items included in the model were: weighted average share price of R$8.31 on the grant date, exercise price of R$8.84, volatility of 51.73% p.a., anticipated option life of 6 years and a risk-free interest rate of 11.94% p.a. Volatility was measured on the basis of the price of common shares over a period of 6 years.

•

2012 Grant

Regarding the 2012 Grant, one third of the options could not be exercised at the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two thirds could be exercised at the beginning of September 2014. Three thirds may be exercised at the beginning of September 2015, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, with the measurement calculated in July and August of each year.

The exercise value on the grant date (09/05/2012) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average took into account the volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

On 09/05/2012, options were granted for the purchase of 2,661,752 shares. As at June 30, 2015, there were 153,670 vested options. As of this date, 896,479 options have been exercised and there are still 372,742 unvested options, which will have to await the next calculation window for a definition of the exercise terms.

The significant items included in the model were: weighted average share price of R$8.96 on the grant date, volatility of 50.46% p.a., anticipated option life of 6 years and a risk-free interest rate of 8.89% p.a. Volatility was measured on the basis of the price of TIM common shares over a period of 6 years.

•

2013 Grant

With regard to the 2013 Grant, one third of the options could be exercised by the end of July 2014, two thirds may be exercised at the end of July 2015 and three thirds may be exercised at the end of July 2016, provided the minimum performance conditions are met. The performance conditions of this grant are measured in the three-year period from 2014 to 2016, and the measurement is made in July of each year.

The exercise value on the grant date (07/30/2013) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average took into account the volume traded and the trading price of TIM Participações shares during the 30-day period preceding 07/20/2013.

On 07/30/2013, options were granted for the purchase of 3,072,418 shares. As at June 30, 2015, there were no vested options. As of this date, 971,221 options have been exercised, and there are still 1,531,984 unvested options, which will have to await the next calculation window for a definition of the exercise terms.

The significant items included in the model were: weighted average share price of R$8.13 on the grant date, volatility of 48.45% p.a., anticipated option life of 6 years and a risk-free interest rate of 10.66% p.a. Volatility was measured on the basis of the price of TIM common shares over a period of 6 years.

2014-2016 Plan

On April 10, 2014, a General Meeting of the shareholders of TIM Participações S.A. approved a new long-term incentive plan for senior management and people holding key positions in the Company and its subsidiaries.

The exercise of these options is not conditional on the attainment of specific performance targets.

The options are for a period of 6 years and the company has no legal or implicit obligation to repurchase the options or to settle them in cash.

•

2014 Grant

The performance conditions for the 2014 Grant will be measured over the three-year period 2015 to 2017, with measurement being carried out over the 30 days preceding the date defined by the Board of Directors (September 29 of each year).

On the grant date (09/29/2014), the exercise price of the options granted was calculated using the weighted average share price of TIM Participações S.A. Such average took into account the trading volume and trading price of the shares of TIM Participações over the 30 days preceding the date determined by the Board of Directors (September 29, 2014).

On 09/29/2014, options were granted representing the right to purchase 1,456,353 shares. As at June 30, 2015, there were no vested shares. Of the total options referred to above, 150,791 were considered null and void, as they failed to comply with the minimum eligibility conditions for exercise set forth in the Plan.

The significant data included in the model were: the weighted average share price (base price) of R$13.42 on the grant date, volatility of 44.6% p.a., a 6-year expected option life and a risk-free annual interest rate of 10.66% p.a. Volatility was calculated based on the price of the common shares of TIM over a period of 6 years.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of 6 months, totaled R$2,102 (see note 28).

Net operating revenue

	Consolidated

	06/2015	06/2014

Service revenue - Mobile
Subscription and use	5,040,945	5,552,984
Network use	847,679	1,402,920
Long distance	1,406,168	1,586,398
VAS - Additional services	3,738,604	3,077,103
Others	169,596	133,067
	11,202,992	11,752,472

Service revenue - Landline	479,242	442,570
Service revenue	11,682,234	12,195,042

Goods sold	1,772,903	2,010,526
Gross operating revenue	13,455,137	14,205,568

Deductions from gross revenue
Taxes	(3,241,797)	(3,292,259)
Discounts given	(1,182,893)	(1,321,270)
Returns and others	(130,698)	(115,082)
	(4,555,388)	(4,728,611)

Total net revenue	8,899,749	9,476,957

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Cost of services provided and goods sold

Consolidated

	06/2015	06/2014

Personnel	(46,548)	(36,675)
Third party services	(252,526)	(214,507)
Interconnection and means of connection	(1,441,076)	(1,766,291)
Depreciation and amortization	(1,245,295)	(1,141,115)
ANATEL fees	(7,335)	(6,673)
Rentals and insurance	(241,646)	(207,123)
Others	(9,182)	(10,462)
Cost of services provided	(3,243,608)	(3,382,846)

Cost of goods sold	(1,294,706)	(1,473,856)
	(4,538,314)	(4,856,702)

Sales expenses

Consolidated

	06/2015	06/2014

Personnel	(333,269)	(297,548)
Third party services	(1,084,574)	(1,093,749)
Advertising and publicity	(294,124)	(319,559)
Allowance for doubtful accounts	(116,064)	(153,256)
ANATEL fees	(509,654)	(518,045)
Depreciation and amortization	(80,601)	(79,939)
Rentals and insurance	(41,750)	(48,663)
Others	(20,020)	(25,882)
	(2,480,056)	(2,536,641)

General and administrative expenses

	Parent company		Consolidated

	06/2015	06/2014	06/2015	06/2014

Personnel	(5,665)	(5,373)	(137,324)	(123,366)
Third party services	(3,516)	(7,547)	(218,882)	(270,671)
Depreciation and amortization	-	-	(142,261)	(87,040)
Rentals and insurance	(105)	(97)	(31,308)	(33,037)
Others	(978)	(543)	(21,845)	(24,541)
	(10,264)	(13,560)	(551,620)	(538,655)

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

Other revenues (expenses), net

	Parent company		Consolidated

	06/2015	06/2014	06/2015	06/2014

Revenues
Subsidy grant income, net	-	-	12,178	4,013
Fines on telecommunications services	-	-	19,184	17,284
Result from the disposal of assets (*)	-	-	922,374	458
Other revenues	695	-	12,519	1,239
	695	-	966,255	22,994
Expenses
FUST/FUNTTEL	-	-	(76,940)	(97,404)
Taxes, fees and contributions	-	-	(973)	(1,734)
Provision for legal and administrative proceedings, net of reversal	(272)	(16)	(146,473)	(117,240)
Other expenses	(7)	-	(10,824)	(11,485)
	(279)	(16)	(235,210)	(227,863)

Amortization of authorizations	-	-	(175,734)	(179,292)
	(279)	(16)	(410,944)	(407,155)

Other revenues (expenses), net	416	(16)	555,311	(384,161)

(*) On April 29, 2015, TIM Celular transferred 4,176 towers to ATC according to the agreement entered into between the parties in 2014 (see notes 1 and 19). Each sale and lease transaction was considered a sale and leaseback transaction, as set forth in IAS17/CPC 06 (R1). The leaseback was analyzed and classified as financial lease, taking into account the requirements set forth in IAS17/CPC 06 (R1).

The risks and benefits of the assets were transferred to the purchaser on April 2015. For such items, a total of R$976,544 (R$808,584 net of residual values) was recognized as deferred revenue (note 25). For the other assets, the amount of R$920,733 (R$917,548 net of residual values and ARO write-off) was recognized as other operating revenues due to the disposal of the assets.

Finance income

	Parent company		Consolidated
	06/2015	06/2014	06/2015	06/2014

Interest on financial investments	2,544	652	255,330	220,823
Interest received from clients	-	-	29,441	27,034
Swap interest	-	-	61,645	38,343
Interest on leasing	-	-	11,803	20,571
Monetary restatements	477	2,468	24,866	18,837
Exchange variation	32	78	463,757	117,874
Other revenue	-	-	4,268	2,341
	3,053	3,198	851,110	445,823

Finance expenses

	Parent company		Consolidated
	06/2015	06/2014	06/2015	06/2014

Interest on borrowings and financing	-	-	(99,548)	(160,027)
Interest paid to suppliers	-	-	(75,019)	(49,381)
Interest on taxes and fees	2	4	(16,042)	(4,108)
Swap interest	-	-	(138,201)	(76,979)
Interest on leasing	-	-	(44,838)	(21,806)
Monetary restatement	(1 42 )	(2,082)	(76,419)	(65,969)
Discounts granted	-	-	(30,437)	(37,271)
Exchange variation	(76)	(17)	(462,985)	(119,836)
Other expenses	(156)	(151)	(23,588)	(18,986)
	(372)	(2,246)	(967,077)	(554,363)

 Income tax and social contribution expenses

Consolidated

	06/2015	06/2014
Current income tax and social contribution
Income tax for the period	(235,244)	(203,846)
Social contribution for the period	(87,126)	(75,562)
Tax incentive – SUDENE/SUDAM	51,287	64,777
	(271,083)	(214,631)
Deferred income tax and social contribution
Deferred income tax	(187,840)	(73,442)
Deferred social contribution	(67,621)	(26,439)
	(255,461)	(99,881)

Provision for income tax and social contribution contingencies	(3,464)	-

	(530,008)	(314,512)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated

	06/2015	06/2014	06/2015	06/2014

Income before income tax and social contribution	1,239,095	737,746	1,769,104	1,052,258

Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(421,292)	(250,834)	(601,495)	(357,768)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(2,385)	(4,290)	(3,249)	(15,703)
Income from equity accounting	423,729	255,126	-	-

Permanent additions and exclusions
Undeductible donations	-	-	(1,588)	(2,923)
Undeductible fines	(52)	(2)	(3,311)	(4,112)
Losses accounts receivable – Co billing	-	-	(2,654)	(6,490)
ARO disposal – sale of towers	-	-	52,759	-
Others permanent additions and exclusions	-	-	(3,600)	(409)
Tax incentive – SUDENE/SUDAM	-	-	51,287	64,777
Deferred IR and CS - ARO write-off	-	-	(22,698)	-
Other amounts	-	-	4,541	8,116
	421,292	250,834	71,487	43,256
Income tax and social contribution charged to income for the period	-	-	(530,008)	(314,512)

Effective tax rate			29.96%	29.89%

According to Article 443, item I, of Decree 3000/1999, to subsidies for investments not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

The Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as at December 31, 2007 (previous date in relation to the application of Law No. 11638/07). The maximum effect of the adoption of Provisional Measure 627/13, converted into Law No. 12973/14, would not produce relevant impacts for the Company, the reason why it did not opt for the application of the referred rule as from 2014. This procedure is in accordance with articles 75 and 96 of Law No. 12.973/14. For 2015, the Company has taken all the measures necessary to comply with the new rule.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	06/2015	06/2014

Income attributable to shareholders of the Company	1,239,095	737,746

Weighted average number of common shares issued (thousands)	2,420,237	2,416,837

Basic earnings per share (expressed in R$)	0.5120	0.3053

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, to assume conversion of all dilutive potential shares.

	06/2015	06/2014

Income attributable to shareholders of the Company	1,239,095	737,746

Weighted average number of common shares issued (thousands)	2,420,629	2,418,762

Diluted earnings per share (expressed in R$)	0.5119	0.3050

39 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	06/2015	12/2014

Telecom Argentina Group (1)	2,563	2,843
Telecom Italia Sparkle (1)	6,210	7,282
Lan Group (4)	5,132	6,345
TIM Brasil (6)	2,458	2,458
Others	674	674
Total	17,037	19,602

	Liabilities

	06/2015	12/2014

Telecom Italia S.p.A. (2)	13,593	31,095
Telecom Argentina Group (1)	999	1,246
Telecom Italia Sparkle (1)	20,264	14,638
Italtel (3)	37,835	36,849
Lan Group (4)	7,219	3,094
TIM Brasil (6)	17,079	3,780
Others	1,733	3,683
Total	98,722	94,385

	Revenue
	06/2015	06/2014

Telecom Italia S.p.A. (2)	1,605	1,446
Telecom Argentina Group (1)	2,730	4,765
Lan Group (4)	610	281
Telecom Italia Sparkle (1)	3,099	5,565
Total	8,044	12,057

	Costs/Expenses
	06/2015	06/2014

Telecom Italia S.p.A. (2)	3,332	2,861
Telecom Italia Sparkle (1)	18,998	8,370
Telecom Argentina Group (1)	1,201	1,304
Lan Group (4)	23,164	18,716
Generali (5)	471	5,482
Others	149	-
Total	47,315	36,733

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance, among others.

(6)

The amounts refer mainly to judicial deposits related to civil proceedings.

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Compensation

Key Management personnel include statutory officers and the Board of Directors. Compensation of key management personnel for services rendered is shown below:

	06/2015	06/2014

Salaries and other short-term benefits	6,408	5,718
Share-based payments	1,576	2,076
	7,984	7,794

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to hold, through the holding Telco S.p.A (“Telco”), 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007 together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE, Telco´s controlling companies signed a Performance Commitment Instrument (“TCD”), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions on the subsidiary in the Brazilian market. TIM Brasil, controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty to TIM Brasil because the company had allegedly failed to submit the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged the appeal.

On December 22, 2014, the Steering Committee of Anatel agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the spin-off transaction being conditional on the suspension of Telefónica’s entire political rights in Telecom Italia and its subsidiaries and revoking the monitoring commitments previously stipulated. Furthermore, Anatel ruled that any equity interest of Telefónica in Telecom Italia must be eliminated within eighteen (18) months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding from Telefónica on Telecom Italia.

Concomitantly with the analysis of Telco’s spin-off, Anatel and CADE approved the acquisition of GVT by Telefónica Brasil S.A., on December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, Telefónica offered Vivendi 8.3% of the capital stock of Telecom Italia (an interest that Telefónica would directly hold after the conclusion of Telco’s spin-off). In turn, as a result of the operation, Vivendi would temporarily hold 11.3% of the non-voting capital stock of Telefônica Brasil. In order to mitigate competition issues arising from the simultaneous interest held by Vivendi in Telefônica Brasil and Telecom Italia, specific ACCs were entered into between CADE and Vivendi and between CADE and Telefônica Brasil. Anatel also imposed some restrictions on Vivendi and Telefônica Brasil upon the approval of the operation.

In this context, in the case records related to the operation of Telco, CADE confirmed the extinguishment of the obligations established in the TCD also with respect to TIM Brasil. In the same decision, CADE determined that the amount of the penalty imposed on TIM Brasil, on December 2013, should be shared with Telefónica. The payment of a half of the penalty was made by TIM Brasil on May 27, 2015, in the amount of R$500.

In a material fact disclosed on June 24, 2015, Telefónica informed “ the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed ”.

The companies of the TIM Group continue to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of their transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in their quarterly information.

At June 30, 2015, there were in force between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering exclusively interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements, all entered into on an arm’s length basis and, when applicable, considering the Brazilian legislation on providing such services as shown below:

	Consolidated
	06/2015	12/2014

Assets	336,978	310,732
Liabilities	(122,077)	(75,083)

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

	06/2015	06/2014

Revenues	489,471	627,389
Costs/Expenses	313,997	428,487

Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) cost increase in commercial agreements somehow connected with variations in the exchange rate. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with first-class financial institutions to eliminate risks involving their debts and financing.

At June 30, 2015, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the risks referred to above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As at June 30, 2015, the parent company TIM Celular has no swap transactions linked to the TJLP.

- the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at June 30, 2015, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from subscribers’ inability to pay the amounts billed. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables for services rendered at June 30, 2015 and December 31, 2014 or services revenue on six-month periods ended as at June 30, 2015 and 2014.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable from sales of goods at June 30, 2015, and December 31, 2014. Nor there is any customer who individually accounted for more than 10% of accumulated sales revenue from goods in the semesters ended June 30, 2015 and 2014.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	06/2015			12/2014
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	586,170	(89,169)	497,001	510,698	(67,044)	443,654

Current portion	113,884	(50,226)	63,658	47,541	(67,044)	(19,503)
Non-current portion	472,286	(3 8,943 )	433,343	463,157	-	463,157

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

The consolidated financial derivative instruments with long-term maturities at June 30, 2015 are as follows:

	Assets	Liabilities
2016	254,229	16,537
2017	103,926	-
2018	29,657	-
2019	14,288	22,406
2020 onwards	70,186	-
	472,286	38,943

Consolidated financial assets and liabilities valued at fair value:

06/2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	45,339		45,339
Derivatives used for hedging purposes		586,170	586,170
Total assets	45,339	586,170	631,509

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		89,169	89,169
Total liabilities		89,169	89,169

12/2014
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	41,149		41,149
Derivatives used for hedging purposes		510,698	510,698
Total assets	41,149	510,698	551,847

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		67,044	67,044
Total liabilities		67,044	67,044

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices of financial institutions or dealer quotes for similar instruments;

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves; or

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for remaining financial instruments not comprised in the categories above.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Consolidated

	Borrowings and Receivables	Assets valued at fair value through profit or loss	Total
At June 30, 2015
Assets, as per balance sheet
Derivative financial instruments		586,170	586,170
Trade accounts receivable and other accounts receivable, excluding prepayments	3,173,676		3,173,676
Financial assets valued at fair value through profit or loss		45,339	45,339
Cash and cash equivalents	4,842,123		4,842,123
Leasing	197,620		197,620
	8,213,419	631,509	8,844,928
	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At June 30, 2015
Liabilities, as per balance sheet
Borrowings and financings		6,793,980	6,793,980
Derivative financial instruments	89,169		89,169
Suppliers and other obligations, excluding legal obligations		3,975,840	3,975,840
Leasing		1,325,261	1,325,261
	89,169	12,095,081	12,184,250
	Consolidated

	Borrowings and Receivables	Assets at fair value through profit or loss	Total

At December 31, 2014
Assets, as per balance sheet
Derivative financial instruments		510,698	510,698
Trade accounts receivable and other accounts receivable, excluding prepayments	3,567,303		3,567,303
Financial assets shown at fair value through profit or loss		41,149	41,149
Cash and cash equivalents	5,232,992		5,232,992
Leasing	195,036		195,036
	8,995,331	551,847	9,547,178

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

At December 31, 2014
Liabilities, as per balance sheet
Borrowings and financings		6,754,419	6,754,419
Derivative financial instruments	67,044		67,044
Suppliers and other obligations, excluding legal obligations		5,402,204	5,402,204
Leasing		329,669	329,669

	67,044	12,486,292	12,553,336

Capital management

The Group’s objectives when managing capital are to safeguard the Groups ability to continue as going concern in order to provide returns to shareholders and benefits for other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure, the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings and financings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At June 30, 2015 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at June 30, 2015 and December 31, 2014 are shown in the table below:

June 30, 2015

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,477,100	1,476,264	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	185,747	185,747	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	276,809	276,809	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	371,882	371,882	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	155,890	155,890	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	249,191	249,191	100%	1.8% p.a.	92.71% of CDI

December 31, 2014

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI MS and BOFA	1,264,369	1,264,369	100%	LIBOR 6M + 0.86% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	190,841	190,841	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	266,509	266,509	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	318,387	318,387	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	133,448	133,448	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	239,998	239,998	100%	1.8% p.a.	92.72% of CDI

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continued
At June 30, 2015

(In thousands of Reais, unless otherwise indicated)

		Currency	Reference Amount		Fair Value
	Subject		(Notional)
			06/2015	12/2014	06/2015	12/2014

USD exchange risk against CDI	Full hedge of exchange variation risk obtained from the banks BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan.	BRL	2,181,548	1,901,769
Asset position					2,700,825	2,377,645
Liability position					(2,203,824)	(1,933,991)

TOTAL			2,181,548	1,901,769	497,001	443,654

In March 2015, the Company reversed two swap transactions, with Bank of America and Santander, and simultaneously entered into two new swap transactions with the same banks, with the same interest rates for the dollar base (asset side) and changing only the interest rate for the CDI base (liability side). As a result, the Company continues to have 100% cover for its currency risk on borrowings and financing. The simultaneous reversal and contracting of swaps resulted in (i) monetization of the positive result of MTM; (ii) reduction of counterparty risk; and (iii) lowering of the CDI % (liability side).

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	06/2015	Probable Scenario	Possible Scenario		Remote Scenario

Debt in USD (BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan)	2,700,199	2,700,199	3,393,998	4	4,095,298
Fair value of the asset side of the swap	2,700,199	2,700,199	3,393,998		4,095,298
Fair value of the liability side of the swap	(2,202,037)	(2,202,037)	(2,207,978)		(2,214,118)
Net exposure in the swap	498,162	498,162	1,186,020		1,881,180

As the subsidiaries only hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at June 30, 2015 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
CDI	13.64%	17.05%	20.46%
USD	3.1026	3.8783	4.6539

Position showing gains and losses with derivatives in the period

06/2015

USD exchange risk against the CDI	327,815
Net gains	327,815

As mentioned above, on March/15  the Company reversed two swap transactions and simultaneously entered into two new ones, with Bank of America and Santander, thus netting R$334 million in net gains.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at June 30, 2015, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$37,832,247
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of signed many rental agreements with different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2016	657,045
2017	694,496
2018	729,221
2019	765,682
2020	803,966
3,650,410

Expenses by nature

	06/2015	06/2014
Expenses by nature
Cost of services provided and goods sold	(4,538,314)	(4,856,702)
Selling expenses	(2,480,056)	(2,536,641)
General and administrative expenses	(551,620)	(538,655)
Other revenue (expenses), net	555,311	(384,161)
	(7,014,679)	(8,316,159)

Classified as:
Personnel	(517,141)	(457,589)
Advertising and publicity	(294,124)	(319,559)
Third party services	(1,549,975)	(1,571,203)
Interconnection and means of connection	(1,441,076)	(1,766,291)
Cost of goods sold	(1,294,706)	(1,473,856)
Depreciation and amortization	(1,643,891)	(1,487,386)
Allowance for doubtful accounts	(116,064)	(153,256)
Taxes, fees and contributions	(594,902)	(623,856)
Rentals and insurance	(314,704)	(288,823)
Provision for legal and administrative proceedings	(146,473)	(117,240)
Training	(6,007)	(7,724)
Result from the disposal of assets (see note 34)	922,374	458
Others	(17,990)	(49,834)
	(7,014,679)	(8,316,159)

Supplementary disclosure on consolidated cash flows

	06/2015	06/2014

Interest paid	195,243	139,050
Income tax and social contribution paid	63,671	147,282
Financial lease	976,544	3,287

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

(Free translation of the original independent auditors’ report on interim financial information prepared in accordance with Brazilian and International financial reporting standards – IFRS)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TIM Participações S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying interim individual and consolidated financial information, which comprises the balance sheet of TIM Participações S.A. as of June 30, 2015 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim individual and consolidated financial information in accordance with CVM Deliberation 672/11 (which approved the Accounting Committee Pronouncement  CPC 21 (R1) – Interim Financial Information) Brazilian and international financial reporting standards (IFRS/IAS 34 – Interim Financial Reporting) issued by IASB – International Accounting Standards Board, as well as the presentation of that interim individual and consolidated financial information in accordance with regulations of the Brazilian stock exchange commission (CVM) applicable to quarterly information (ITR).   Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.   A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim, individual and consolidated financial information does not present fairly, in all material respects, the individual and consolidated financial position of the entity as at June 30, 2015, and of its individual and consolidated financial performance and cash flows for the six-month period then ended in accordance with Brazilian and international financial reporting standards (IFRS).

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

(Free translation of the original independent auditors’ report on interim financial information prepared in accordance with Brazilian and International financial reporting standards – IFRS)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION (continued)

TIM Participações S.A.

Rio de Janeiro - RJ

Other Matters

Interim Statements of Added Value

Additionally, we reviewed the interim, individual and consolidated statements of added value for the six-month period ended 30 June 2015, as required by CVM regulations applicable to preparation of interim financial information and considered as supplementary information by IFRS, which do not require such statement.   Those individual and consolidated statements were submitted to the same review procedures referred to above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim, individual and consolidated statement of added value were not prepared, in all material respects, in relation with the individual and consolidated interim financial information taken as a whole.

Prior year balances

The individual and consolidated interim financial information of TIM Participações S.A. for the six-month period ended 30 June 2015 were reviewed by other independent auditors, who issued an unqualified conclusion dated 31st. July 2014.

The individual and consolidated financial statements of TIM Participações S.A. for the year ended 31st. December 2014 were examined by other independent auditors, who issued an unqualified opinion dated 12th. February 2015.

São Paulo, 4th August 2015.

Ricardo Julio Rodil

Accountant – CRC-1SP111444/O-1

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

OPINION OF THE FISCAL COUNCIL

MEETING HELD ON AUGUST, 3rd, 2015

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of its attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of Baker Tilly Brasil Auditores Independentes S.S., for the period that ended on June 30th, 2015 and considering the information provided by the company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro (RJ), August 3 rd, 2015.

GUIDO VINCI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
OSWALDO ORSOLIN Member of the Fiscal Council

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Opinions and Statements / Directors’ Statement on the Financial Statements

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended June 30, 2015.

Rio de Janeiro, August 4, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer
JAQUES HORN Legal Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Opinions and Statements / Directors’ Statement on the Auditor’s Report on Special Review

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended June 30, 2015.

Rio de Janeiro, August 4, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer
JAQUES HORN Legal Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer

Footnotes

1 The report was generated and created from TIM's analysis over the NetMetrics Reports provided by Speedtest.net.

2 SINDEC in the National Information System of Consumer Protection, which integrates 376 agencies (PROCONs). It is estimated that these PROCONs represent 45% of total demands in Brazil. Figures consider both mobile and fixed business. The states of CE, DF and PB were not covered this quarter. Due to technical issues reported by agency, data may suffer modifications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 4, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.